SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: May 13, 2011
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐          Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐          No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Q1-2011 Financial Statement
Q1-2011 MD&A
CEO Certification
CFO Certification

FIRST QUARTER REPORT

MARCH 31, 2011

TABLE OF CONTENTS

ITEM 1. Financial Statements

Unaudited Consolidated Balance Sheets as at March 31, 2011 and December 31, 2010

Unaudited Interim Consolidated Statements of Operations for the Three Month Periods ended March 31, 2011 and 2010

Unaudited Interim Consolidated Statement of Equity for the Three Month Period ended March 31, 2011

Unaudited Interim Consolidated Statements of Cash Flows for the Three Month Periods ended March 31, 2011 and 2010

Notes to the Unaudited Interim Consolidated Financial Statements

ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

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IVANHOE MINES LTD.
Consolidated Balance Sheets
(Stated in thousands of U.S. dollars)

	March 31,	December 31,
(Unaudited)	2011	2010

ASSETS

CURRENT
Cash and cash equivalents (Note 4)	$1,867,812	$1,264,031
Short-term investments (Note 5)	38,146	98,373
Accounts receivable	59,975	65,741
Inventories (Note 6)	67,727	40,564
Prepaid expenses	27,746	23,338

TOTAL CURRENT ASSETS	2,061,406	1,492,047

LONG-TERM INVESTMENTS (Note 7)	202,915	151,191
OTHER LONG-TERM INVESTMENTS (Note 8)	210,651	191,816
PROPERTY, PLANT AND EQUIPMENT (Note 9)	1,890,781	1,332,648
DEFERRED INCOME TAXES	25,184	16,889
OTHER ASSETS	40,780	33,883

TOTAL ASSETS	$4,431,717	$3,218,474

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$266,169	$260,528
Amounts due under credit facilities (Note 10)	19,566	14,615
Interest payable on long-term debt (Note 11)	7,233	6,312
Rights offering derivative liability (Note 12 (c))	—	766,238

TOTAL CURRENT LIABILITIES	292,968	1,047,693

CONVERTIBLE CREDIT FACILITY (Note 11)	285,078	248,284
AMOUNTS DUE UNDER CREDIT FACILITIES (Note 10)	41,212	40,080
PAYABLES TO RELATED PARTY	20,506	14,013
DEFERRED INCOME TAXES	11,084	11,123
ASSET RETIREMENT OBLIGATIONS	41,658	40,838

TOTAL LIABILITIES	692,506	1,402,031

COMMITMENTS AND CONTINGENCIES (Note 19)

EQUITY

SHARE CAPITAL (Note 12)
Authorized
Unlimited number of preferred shares without par value
Unlimited number of common shares without par value
Issued and outstanding 653,746,447 (2010 - 568,560,669) common shares	5,729,438	3,378,921
SHARE PURCHASE WARRANTS (Note 12 (b))	11,832	11,832
ADDITIONAL PAID-IN CAPITAL	1,346,958	1,303,581
ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 13)	60,257	33,075
DEFICIT	(3,406,076)	(2,913,576)

TOTAL IVANHOE MINES LTD. SHAREHOLDERS’ EQUITY	3,742,409	1,813,833

NONCONTROLLING INTERESTS (Note 14)	(3,198)	2,610

TOTAL EQUITY	3,739,211	1,816,443

TOTAL LIABILITIES AND EQUITY	$4,431,717	$3,218,474

APPROVED BY THE BOARD:

/s/ D. Korbin	/s/ L. Mahler

D. Korbin, Director	L. Mahler, Director
The accompanying notes are an integral part of these consolidated financial statements.

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IVANHOE MINES LTD.
Consolidated Statements of Operations
(Stated in thousands of U.S. dollars, except for share and per share amounts)

	Three Months Ended March 31,
(Unaudited)	2011	2010

REVENUE	$20,158	$13,917
COST OF SALES
Production and delivery	(12,158)	(11,197)
Depreciation and depletion	(2,799)	(2,523)
Write-down of carrying value of inventory	(5,318)	(6,535)

COST OF SALES	(20,275)	(20,255)

EXPENSES
Exploration (Note 2 and 12 (a))	(46,223)	(71,423)
General and administrative (Note 12 (a))	(25,278)	(8,317)
Depreciation	(512)	(916)
Accretion of asset retirement obligations	(162)	(43)

TOTAL EXPENSES	(92,450)	(100,954)

OPERATING LOSS	(72,292)	(87,037)

OTHER INCOME (EXPENSES)
Interest income	5,138	4,629
Interest expense	(4,347)	(13,399)
Accretion of convertible credit facilities (Note 11)	(14)	(4,127)
Foreign exchange gains	3,149	1,670
Unrealized losses on long-term investments (Note 7 (d))	(3,762)	(703)
Unrealized gains on other long-term investments	388	720
Realized gain on redemption of other long-term investments (Note 8 (a))	33	61
Change in fair value of derivative (Note 12 (c))	(432,536)	—
Change in fair value of embedded derivatives (Note 11)	(36,781)	(1,372)
Loss on conversion of convertible credit facility (Note 11)	—	(154,316)
Write-down of carrying value of long-term investments	—	(256)
Gain on sale of long-term investment (Note 7 (e))	10,628	—

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(530,396)	(254,130)
Recovery of income taxes	12,898	3,482
Share of loss of significantly influenced investees (Note 7)	(3,714)	(10,059)

NET LOSS FROM CONTINUING OPERATIONS	(521,212)	(260,707)
INCOME FROM DISCONTINUED OPERATIONS (Note 3)	—	6,585

NET LOSS	(521,212)	(254,122)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS (Note 14)	28,712	60,257

NET LOSS ATTRIBUTABLE TO IVANHOE MINES LTD.	$(492,500)	$(193,865)

BASIC AND DILUTED (LOSS) EARNINGS PER SHARE ATTRIBUTABLE TO IVANHOE MINES LTD. FROM
CONTINUING OPERATIONS	$(0.79)	$(0.44)
DISCONTINUED OPERATIONS	—	0.01

	$(0.79)	$(0.43)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s)	620,542	451,681

The accompanying notes are an integral part of these consolidated financial statements.

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IVANHOE MINES LTD.
Consolidated Statements of Equity
(Stated in thousands of U.S. dollars, except for share amounts)
(Unaudited)

					Accumulated
	Share Capital			Additional	Other
	Number		Share Purchase	Paid-In	Comprehensive		Noncontrolling
	of Shares	Amount	Warrants	Capital	Income	Deficit	Interests	Total
Balances, December 31, 2010	568,560,669	$3,378,921	$11,832	$1,303,581	$33,075	$(2,913,576)	$2,610	$1,816,443
Net loss	—	—	—	—	—	(492,500)	(28,712)	(521,212)
Other comprehensive income (Note 13)	—	—	—	—	27,182	—	22,682	49,864

Comprehensive loss								(471,348)

Shares issued for:
Exercise of stock options	308,710	4,009	—	(1,256)	—	—	—	2,753
Rights Offering (Note 12 (c)), net of issue costs of $27,311	84,867,671	2,346,277	—	5,711	—	—	—	2,351,988
Bonus shares	3,027	80	—	2,034	—	—	—	2,114
Share purchase plan	6,370	151	—	—	—	—	—	151
Other increase in noncontrolling interests (Note 14)	—	—	—	—	—	—	222	222
Dilution gains	—	—	—	(1,017)	—	—	—	(1,017)
Stock-based compensation	—	—	—	37,905	—	—	—	37,905

Balances, March 31, 2011	653,746,447	$5,729,438	$11,832	$1,346,958	$60,257	$(3,406,076)	$(3,198)	$3,739,211

The accompanying notes are an integral part of these consolidated financial statements.

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IVANHOE MINES LTD.
Consolidated Statements of Cash Flows
(Stated in thousands of U.S. dollars)

	Three Months Ended March 31,
(Unaudited)	2011	2010

OPERATING ACTIVITIES
Cash used in operating activities (Note 15)	$(66,689)	$(60,083)

INVESTING ACTIVITIES
Purchase of short-term investments	(20,657)	—
Purchase of long-term investments	(8,537)	(5,703)
Purchase of other long-term investments	(45,000)	(30,000)
Proceeds from redemption of short-term investments	80,843	15,000
Proceeds from sale of long-term investments	14,000	1,800
Proceeds from redemption of other long-term investments	30,060	102
Expenditures on property, plant and equipment	(528,704)	(39,448)
Purchase of other assets	(11,243)	(85)

Cash used in investing activities	(489,238)	(58,334)

FINANCING ACTIVITIES
Issue of share capital	1,156,118	51,539
Proceeds from credit facilities	4,608	—
Repayment of credit facilities	—	(82)
Noncontrolling interests’ reduction of investment in subsidiaries	(8,784)	—
Noncontrolling interests’ investment in subsidiaries	3,980	420,212

Cash provided by financing activities	1,155,922	471,669

EFFECT OF EXCHANGE RATE CHANGES ON CASH	3,786	4,570

NET CASH INFLOW	603,781	357,822
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,264,031	965,823

CASH AND CASH EQUIVALENTS, END OF PERIOD	$1,867,812	$1,323,645

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash on hand and demand deposits	$668,433	$791,313
Short-term money market instruments	1,199,379	532,332

	$1,867,812	$1,323,645

Supplementary cash flow information (Note 15)
The accompanying notes are an integral part of these consolidated financial statements.

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IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
1.	SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of preparation
These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accounting policies followed in preparing these consolidated financial statements are those used by Ivanhoe Mines Ltd. (the “Company”) as set out in the audited consolidated financial statements for the year ended December 31, 2010.
Certain information and note disclosures normally included for annual consolidated financial statements prepared in accordance with U.S. GAAP have been omitted. These interim consolidated financial statements should be read together with the audited consolidated financial statements of the Company for the year ended December 31, 2010.
In the opinion of management, all adjustments considered necessary (including reclassifications and normal recurring adjustments) to present fairly the financial position, results of operations and cash flows at March 31, 2011 and for all periods presented, have been included in these financial statements. The interim results are not necessarily indicative of results for the full year ending December 31, 2011, or future operating periods. For further information, see the Company’s annual consolidated financial statements, including the accounting policies and notes thereto.
The Company has three operating segments, its development division located in Mongolia, its coal division located in Mongolia, and its exploration division with projects located primarily in Australia and Mongolia.
References to “Cdn$” refer to Canadian currency, “Aud$” to Australian currency, and “$” to United States currency.
(b)	Basis of presentation
For purposes of these consolidated financial statements, the Company, subsidiaries of the Company, and variable interest entities for which the Company is the primary beneficiary, are collectively referred to as “Ivanhoe Mines”.
(c)	Comparative figures
In February 2011, the Company completed a rights offering which was open to all shareholders on a dilution free, equal participation bases at a subscription price less than the fair value of a common share of the Company (Note 12 (c)). In accordance with the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) guidance for earnings per share, basic and diluted loss per share for all periods prior to the rights offering have been adjusted retroactively for a bonus element contained in the rights offering. Specifically, the weighted average number of common shares outstanding used to compute basic and diluted loss per share for the three months ended March 31, 2010 has been multiplied by a factor of 1.06.

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IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(d)	Accounting changes
•
In January 2010, the ASC guidance for fair value measurements and disclosures was updated to require additional disclosures related to transfers in and out of level 1 and 2 fair value measurements and enhanced detail in the level 3 reconciliation. The updated guidance clarified the level of disaggregation required for assets and liabilities and the disclosures required for inputs and valuation techniques to be used to measure the fair value of assets and liabilities that fall in either level 2 or level 3. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2010, except for the level 3 disaggregation which is effective for the Company’s fiscal year beginning January 1, 2011. The adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.

•
In December 2010, the ASC guidance for business combinations was updated to clarify existing guidance requiring a public entity to disclose pro forma revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual period only. The update also expands the supplemental pro forma disclosures required to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2011. The adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.

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IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
2.	EXPLORATION EXPENSES
Generally, exploration costs are charged to operations in the period incurred until it has been determined that a property has economically recoverable reserves, at which time subsequent exploration costs and the costs incurred to develop a property are capitalized.
Summary of exploration expenditures by location:

	Three Months Ended March 31,
	2011	2010

Mongolia
Oyu Tolgoi (1)	$5,088	$52,123
Coal Division	8,484	6,564
Other Mongolia Exploration	(122)	552

	13,450	59,239
Australia	30,363	10,818
Indonesia	1,108	547
Other	1,302	819

	$46,223	$71,423

(1)
Until March 31, 2010, exploration costs charged to operations included development costs associated with the Oyu Tolgoi Project in Mongolia. On April 1, 2010, Ivanhoe Mines commenced capitalizing Oyu Tolgoi Project development costs. As of this date, reserve estimates for the Oyu Tolgoi Project had been announced and the procedural and administrative conditions contained in the Investment Agreement were satisfied. During the three months ended March 31, 2011, additions to property, plant and equipment for the Oyu Tolgoi Project totalled $525.6 million, which included development costs.

3.	DISCONTINUED OPERATIONS
In February 2005, Ivanhoe Mines sold the Savage River Iron Ore Project in Tasmania, Australia for two initial payments totalling $21.5 million, plus a series of five contingent, annual payments that commenced on March 31, 2006. The annual payments are based on annual iron ore pellet tonnes sold and an escalating price formula based on the prevailing annual Nibrasco/JSM pellet price.
In 2010, Ivanhoe Mines received two payments totalling $6.4 million in relation to the fifth annual contingent payment. The original purchaser of the Savage River Project has disputed the estimated $22.1 million remaining balance of the fifth annual contingent payment. Ivanhoe Mines is committed to collecting this amount in full and has included the $22.1 million in accounts receivable as at March 31, 2011. In 2010, Ivanhoe Mines initiated arbitration proceedings by filing a Request for Arbitration with the ICC International Court of Arbitration (ICC). In January 2011, the ICC determined that the location of arbitration is Sydney, Australia and that the matter will be submitted to a sole arbitrator. The procedural timetable is currently being finalized by the parties and the sole arbitrator.
To date, Ivanhoe Mines has received $144.4 million in proceeds from the sale.

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IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
4.	CASH AND CASH EQUIVALENTS
Cash and cash equivalents at March 31, 2011 included SouthGobi Resources Ltd.’s (Canada) (57.0% owned) (“SouthGobi”) balance of $420.7 million (December 31, 2010 — $492.0 million) and Ivanhoe Australia Ltd.’s (Australia) (62.0% owned) (“Ivanhoe Australia”) balance of $97.9 million (December 31, 2010 — $59.3 million), which were not available for Ivanhoe Mines’ general corporate purposes.
5.	SHORT-TERM INVESTMENTS
Short-term investments at March 31, 2011 included SouthGobi’s balance of $17.5 million (December 31, 2010 — $17.5 million) and Ivanhoe Australia’s balance of $20.7 million (December 31, 2010 — $80.8 million), which were not available for Ivanhoe Mines’ general corporate purposes.
6.	INVENTORIES

	March 31,	December 31,
	2011	2010

Stockpiles	$20,080	$3,637
Materials and supplies	47,647	36,927

	$67,727	$40,564

7.	LONG-TERM INVESTMENTS

	March 31,	December 31,
	2011	2010

Investments in companies subject to significant influence:
Altynalmas Gold Ltd. (a)	$—	$—
Exco Resources N.L. (b)	22,349	16,991
Available-for-sale equity securities (c)	156,931	103,431
Held-for-trading equity securities (d)	6,473	10,235
Other equity securities, cost method (e)	17,162	20,534

	$202,915	$151,191

(a)
On October 3, 2008, Ivanhoe Mines closed an agreement with several strategic partners whereby Altynalmas Gold Ltd. (“Altynalmas”) issued shares to acquire a 100% participating interest in Bakyrchik Mining Venture (“BMV”) and a 100% participating interest in Intergold Capital LLP (“IGC”). Both IGC and BMV are limited liability partnerships established under the laws of Kazakhstan that are engaged in the exploration and development of minerals in Kazakhstan. As a result of this transaction, Ivanhoe Mines’ investment in Altynalmas was diluted to 49%. Ivanhoe Mines ceased consolidating Altynalmas on October 3, 2008 and commenced equity accounting for its investment.

On March 8, 2010, all of the parties to the original agreement agreed to put themselves into the position they would be in as if a certain entity was not a party to the original agreement.

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IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
7.	LONG-TERM INVESTMENTS (Continued)
(a)	Continued

The corresponding amendments made to the original agreement resulted in Ivanhoe Mines’ interest in Altynalmas increasing from 49% to 50%.

	March 31,	December 31,
	2011	2010

Amount due from Altynalmas	$109,459	$100,545
Carrying amount of equity method investment	(109,459)	(100,545)

Net investment in Altynalmas	$—	$—

Amounts advanced to Altynalmas bear interest compounded monthly at a rate per annum equal to the one month London Inter-Bank Offered Rate plus 3.0% and are due on demand.

During the three month period ended March 31, 2011, Ivanhoe Mines recorded a $8.9 million equity loss (2010 — $9.7 million equity loss) on this investment.

(b)	During the three month period ended March 31, 2011, Ivanhoe Mines recorded a $5.2 million equity gain (2010 — $0.4 million equity loss) on its investment in Exco Resources N.L. (“Exco”).

At March 31, 2011, the market value of Ivanhoe Mines’ 22.9% investment in Exco was $46.7 million (Aud$45.2 million).

(c)	Available-for-sale equity securities

	March 31, 2011				December 31, 2010
	Equity	Cost	Unrealized	Fair	Equity	Cost	Unrealized	Fair
	Interest	Basis	Gain (Loss)	Value	Interest	Basis	Gain (Loss)	Value

Entrée Gold Inc.	12.1%	$19,957	$23,121	$43,078	12.1%	$19,957	$27,746	$47,703
Aspire Mining Limited (i)	19.9%	20,741	89,725	110,466	19.8%	20,280	31,727	52,007
Emmerson Resources Limited	10.0%	3,667	(704)	2,963	10.0%	3,636	(304)	3,332
Intec Ltd.	1.9%	36	83	119	1.9%	36	91	127
Other	—	60	245	305	—	60	202	262

		$44,461	$112,470	$156,931		$43,969	$59,462	$103,431

(i)	During the three month period ended March 31, 2011, Ivanhoe Mines acquired 798,139 common shares of Aspire Mining Limited at a cost of $461,000.

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IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
7.	LONG-TERM INVESTMENTS (Continued)
(d)	Held-for-trading equity securities

As at March 31, 2011, the market value of Ivanhoe Mines 4.4% investment in Kangaroo Resources Limited was $6.5 million, resulting in an unrealized loss of $3.8 million during the three month period ended March 31, 2011.

(e)	Other equity securities, cost method

	March 31, 2011		December 31, 2010
	Equity	Cost	Equity	Cost
	Interest	Basis	Interest	Basis

Ivanhoe Nickel & Platinum Ltd. (i)	8.9%	$16,119	7.9%	$19,491
GoviEx Gold Inc.	1.5%	1,043	1.5%	1,043

		$17,162		$20,534

(i)
During the three month period ended March 31, 2011, Ivanhoe Mines sold 1.4 million shares of Ivanhoe Nickel and Platinum Ltd. (“Ivanplats”), a private company, for $14.0 million. This transaction resulted in a gain on sale of $10.6 million.

Also during the three month period ended March 31, 2011, Ivanhoe Mines converted the remaining Ivanplats special warrants into 2.5 million common shares of Ivanplats for no additional proceeds.
8.	OTHER LONG-TERM INVESTMENTS

	March 31,	December 31,
	2011	2010

Long-Term Notes (a)	$31,157	$29,763
Government of Mongolia Treasury Bills (b)	82,318	80,394
Government of Mongolia Tax Prepayment (b)	37,316	36,486
Money Market investments (c)	59,860	45,173

	$210,651	$191,816

(a)	Long-Term Notes

As at March 31, 2011, the Company held $65.3 million (December 31, 2010 — $65.0 million) principal amount of Long-Term Notes (received in 2009 upon completion of the Asset-Backed Commercial Paper restructuring) which was recorded at a fair value of $31.2 million. The increase from December 2010 in principal of $0.3 million was due to the strengthening of the Canadian dollar ($1.5 million), offset by principal redemptions ($1.2 million). The Company has designated the Long-Term Notes as held-for-trading. The Long-Term Notes are recorded at fair value with unrealized holding gains and losses included in earnings.

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IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
8. OTHER LONG-TERM INVESTMENTS (Continued)
(a)	Long-Term Notes (Continued)

There is a significant amount of uncertainty in estimating the amount and timing of cash flows associated with the Long-Term Notes. The Company has estimated the fair value of the Long-Term Notes considering information provided on the restructuring, the best available public information regarding market conditions and other factors that a market participant would consider for such investments.

The Company is aware of a limited number of trades in the Long-Term Notes that occurred prior to March 31, 2011, but does not consider them to be of sufficient volume or value to constitute an active market. Accordingly, the Company has not used these trades to determine the fair value of its notes.

The Company has used a discounted cash flow approach to value the Long-Term Notes at March 31, 2011 incorporating the following assumptions:

Bankers Acceptance Rate:	1.12%
Discount Rates:	9% to 25%
Maturity Dates:	5.7 years
Expected Return of Principal:
A-1 Notes	100%
A-2 Notes	100%
B Notes	10%
C Notes	0%
IA Notes	0%
TA Notes	100%
Based on the discounted cash flow model as at March 31, 2011, the fair value of the Long-Term Notes was estimated at $31.2 million. As a result of this valuation, the Company recorded an unrealized trading gain of $0.7 million for the three month period ended March 31, 2011.
Continuing uncertainties regarding the value of the assets that underlie the Long-Term Notes, the amount and timing of cash flows and changes in general economic conditions could give rise to a further change in the fair value of the Company’s investment in the Long-Term Notes, which would impact the Company’s results from operations. A 1.0% increase, representing 100 basis points, in the discount rate will decrease the fair value of the Long-Term Notes by approximately $1.6 million.
(b)	Government of Mongolia Treasury Bill and Tax Prepayment
On October 6, 2009, Ivanhoe Mines agreed to purchase three Treasury Bills (“T-Bills”) from the Mongolian Government, having an aggregate face value of $287.5 million, for the aggregate sum of $250.0 million. The annual rate of interest on the T-Bills was set at 3.0%. The initial T-Bill, with a face-value of $115.0 million, was purchased by Ivanhoe Mines on October 20, 2009 for $100.0 million and will mature on October 20, 2014.

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IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
8.	OTHER LONG-TERM INVESTMENTS (Continued)
(b)	Government of Mongolia Treasury Bill and Tax Prepayment (Continued)
However, on March 31, 2010 Ivanhoe Mines agreed to an alternative arrangement for the advancement of funds that would not involve the purchase of the remaining two T-Bills. Specifically, rather than purchasing the second and third remaining T-Bills, with face values of $57.5 million and $115.0 million respectively, Ivanhoe Mines has agreed to make a series of tax prepayments.
•	The first tax prepayment of $50.0 million was made pursuant to this arrangement on April 7, 2010.

•
The second tax prepayment of $100.0 million will be made within 14 days of Oyu Tolgoi LLC fully drawing down the financing necessary to enable the complete construction of the Oyu Tolgoi Project, or on June 30, 2011, whichever date is earlier.

The annual rate of interest on the tax prepayments is 1.75% compounding quarterly from the date on which such prepayments are made to the Mongolian Government by Ivanhoe Mines. Unless already off-set fully against Mongolian taxes, the Mongolian Government must immediately repay any remaining tax prepayment balance, including accrued interest, on the fifth anniversary of the date the tax prepayment was made.
The Company has designated the T-Bill and first tax prepayment as available-for-sale investments because they were not purchased with the intent of selling them in the near term and the Company’s intention to hold them to maturity is uncertain. The fair values of the T-Bill and first tax prepayment are estimated based on available public information regarding what market participants would consider for such investments. Changes in the fair value of available-for-sale investments are recognized in accumulated other comprehensive income.
The Company has used a discounted cash flow approach to value the T-Bill at March 31, 2011 incorporating the following assumptions:

T-Bill
Face Value:	$115,000,000
Discount Rates:	9.9%
Term to Maturity	3.6 years
Based on the discounted cash flow model as at March 31, 2011, the fair value of the T-Bill was estimated at $82.3 million. As a result of this valuation, Ivanhoe Mines recorded an unrealized gain of $1.2 million in accumulated other comprehensive income for the three month period ended March 31, 2011.

14

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
8.	OTHER LONG-TERM INVESTMENTS (Continued)
(b)	Government of Mongolia Treasury Bill and Tax Prepayment (Continued)
The Company has used a discounted cash flow approach to value the first tax prepayment at March 31, 2011 incorporating the following assumptions:

First Tax
Prepayment
Face Value:	$50,000,000
Discount Rates:	9.9%
Term to Maturity	4.0 years
Based on the discounted cash flow model as at March 31, 2011, the fair value of the first tax prepayment was estimated at $37.3 million. As a result of this valuation, Ivanhoe Mines recorded an unrealized gain of $0.6 million in accumulated other comprehensive income for the three month period ended March 31, 2011.
(c)	Money Market Investments
As at March 31, 2011, Ivanhoe Mines held $59.9 million of money market investments with remaining maturities in excess of one year.
9.	PROPERTY, PLANT AND EQUIPMENT

	March 31,			December 31,
	2011			2010
		Accumulated			Accumulated
		Depletion and			Depletion and
		Depreciation,			Depreciation,
		Including	Net Book		Including	Net Book
	Cost	Write-downs	Value	Cost	Write-downs	Value
Mining plant and equipment
Ovoot Tolgoi, Mongolia	$10,655	$(1,716)	$8,939	$10,647	$(1,428)	$9,219

Other mineral property interests
Oyu Tolgoi, Mongolia	$48,120	$(6,359)	$41,761	$48,120	$(6,316)	$41,804
Ovoot Tolgoi, Mongolia	31,559	(986)	30,573	26,831	(766)	26,065
Australia	25,552	(126)	25,426	25,470	(126)	25,344
Other exploration projects	1,252	(1,244)	8	1,252	(1,244)	8

	$106,483	$(8,715)	$97,768	$101,673	$(8,452)	$93,221

Other capital assets
Oyu Tolgoi, Mongolia	$27,335	$(15,267)	$12,068	$24,203	$(14,471)	$9,732
Ovoot Tolgoi, Mongolia	251,073	(33,175)	217,898	228,241	(24,154)	204,087
Australia	49,096	(3,008)	46,088	46,785	(2,723)	44,062
Other exploration projects	3,564	(2,781)	783	3,351	(2,573)	778

	$331,068	$(54,231)	$276,837	$302,580	$(43,921)	$258,659

Capital works in progress
Oyu Tolgoi, Mongolia	$1,476,014	$—	$1,476,014	$953,581	$—	$953,581
Ovoot Tolgoi, Mongolia	29,515	—	29,515	16,364	—	16,364
Australia	1,708	—	1,708	1,604	—	1,604

	$1,507,237	$—	$1,507,237	$971,549	$—	$971,549

	$1,955,443	$(64,662)	$1,890,781	$1,386,449	$(53,801)	$1,332,648

15

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
10.	AMOUNTS DUE UNDER CREDIT FACILITIES

	March 31,	December 31,
	2011	2010
Current
Non-revolving bank loans (a)	$14,726	$14,615
Revolving line of credit facility (b)	4,840	—

	$19,566	$14,615

Non-Current
Two-year extendible loan facility (c)	$41,212	$40,080

(a)	In October 2007, Ivanhoe Mines obtained non-revolving bank loans which are due on demand and secured against certain securities and other investments.

(b)
In December 2009, Ivanhoe Mines obtained a one year revolving line of credit facility, which is secured against certain equipment in Mongolia. In January 2011, Ivanhoe Mines obtained a new one year revolving line of credit facility, which is secured against certain equipment in Mongolia.

(c)	In April 2009, Ivanhoe Mines obtained a non-revolving, two-year extendible loan facility, which is secured against certain securities and other investments.
11.	CONVERTIBLE CREDIT FACILITY

	March 31,	December 31,
	2011	2010

Principal amount of convertible debenture	$500,000	$500,000

(Deduct) add:
Bifurcation of embedded derivative liability	(313,292)	(313,292)
Accretion of discount	82	69
Reduction of carrying amount upon partial conversion	(93,370)	(93,370)

Carrying amount of debt host contract	93,420	93,407

Embedded derivative liability	191,658	154,877

Convertible credit facility	285,078	248,284

Accrued interest	7,233	6,312

Transaction costs allocated to deferred charges	(2,799)	(2,800)

Net carrying amount of convertible debenture	$289,512	$251,796

16

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
11.	CONVERTIBLE CREDIT FACILITY (Continued)
On November 19, 2009, SouthGobi issued a convertible debenture to a wholly-owned subsidiary of China Investment Corporation (“CIC”) for $500.0 million. The convertible debenture is secured, bears interest at 8.0% (6.4% payable semi-annually in cash and 1.6% payable annually in shares of SouthGobi) and has a term of 30 years. The financing primarily will support an accelerated investment program in Mongolia and up to $120.0 million of the financing may also be used for working capital, repayment of debt due on funding, general and administrative expense and other general corporate purposes.
Pursuant to the convertible debentures’ terms, SouthGobi had the right to call for the conversion of up to $250.0 million of the convertible debenture upon SouthGobi achieving a public float of 25.0% of its common shares under certain agreed circumstances. On March 29, 2010, SouthGobi exercised this right and completed the conversion of $250.0 million of the convertible debenture into 21.5 million shares at a conversion price of $11.64 (Cdn$11.88). Also on March 29, 2010, SouthGobi settled the $1.4 million accrued interest payable in shares on the $250.0 million converted by issuing 0.1 million shares at the 50-day VWAP conversion price of $15.97 (Cdn$16.29). On April 1, 2010, SouthGobi settled the outstanding accrued interest payable in cash on the $250.0 million converted with a cash payment of $5.7 million.
As at March 29, 2010, the fair value of the embedded derivative liability associated with the $250.0 million converted was $102.8 million, a decrease of $9.4 million compared to its fair value at December 31, 2009. The $347.6 million fair value of the SouthGobi shares issued upon conversion exceeded the $193.3 million aggregate carrying value of the debt host contract, embedded derivative liability and deferred charges. The difference of $154.3 million was recorded as a loss on conversion of the convertible debenture.
As at March 31, 2011, the fair value of the embedded derivative liability associated with the remaining $250.0 million principal outstanding was determined to be $191.7 million.
The embedded derivative liability was valued using a Monte Carlo simulation valuation model. A Monte Carlo simulation model is a valuation model that relies on random sampling and is often used when modeling systems with a large number of inputs and where there is significant uncertainty in the future value of inputs and where the movement in the inputs can be independent of each other. Some of the key inputs used by the Monte Carlo simulation include: floor and ceiling conversion prices, risk-free rate of return, expected volatility of SouthGobi’s share price, forward Cdn$ exchange rate curves and spot Cdn$ exchange rates.

17

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
11.	CONVERTIBLE CREDIT FACILITY (Continued)
Assumptions used in the Monte Carlo valuation model are as follows:

	March 31,	December 31,
	2011	2010

Floor conversion price	Cdn$8.88	Cdn$8.88
Ceiling conversion price	Cdn$11.88	Cdn$11.88
Expected volatility	72%	73%
Risk-free rate of return	3.70%	3.48%
Spot Cdn$ exchange rate	1.03	1.01
Forward Cdn$ exchange rate curve	1.00 - 1.12	0.97 - 1.14
12.	SHARE CAPITAL
(a)	Equity Incentive Plan
Stock-based compensation charged to operations was allocated between exploration expenses and general and administrative expenses as follows:

	Three Months Ended March 31,
	2011	2010

Exploration (i)	$9,322	$6,788
General and administrative	14,097	2,240

	$23,419	$9,028

(i)
During the three months ended March 31, 2011, stock-based compensation of $16.5 million (2010 — $nil), relating to the development of the Oyu Tolgoi Project was capitalized as property, plant and equipment (Note 2).

18

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
12.	SHARE CAPITAL (Continued)
(a)	Equity Incentive Plan (Continued)
Stock-based compensation charged to operations was incurred by Ivanhoe Mines as follows:

	Three Months Ended March 31,
	2011	2010

Ivanhoe Mines Ltd. (i)	$16,644	$4,106
SouthGobi Resources Ltd.	3,087	2,349
Ivanhoe Australia Ltd.	3,688	2,573

	$23,419	$9,028

(i)
During the three months ended March 31, 2011, 308,710 options were exercised, 128,141 options were cancelled and 4,925,923 options were granted. These granted options have a weighted average exercise price of Cdn$18.52, lives of seven years, and vest over periods ranging from grant date to four years. The weighted average grant-date fair value of stock options granted during the three months ended March 31, 2011 was Cdn$17.62. The fair value of these options was determined using the Black-Scholes option pricing model. The option valuation was based on a weighted average expected life of 2.9 years, risk-free interest rate of 2.09%, expected volatility of 66%, and dividend yield of nil%.

During the three months ended March 31, 2011, stock-based compensation of $16.5 million (2010 — $nil), relating to the development of the Oyu Tolgoi Project was capitalized as property, plant and equipment (Note 2).

(b)	Rio Tinto Placements
(i)	Common Shares
In 2006, the Company and Rio Tinto formed a strategic partnership and entered into a private placement agreement whereby Rio Tinto would invest in Ivanhoe Mines. Since 2006 the parties have entered into a series of agreements pursuant to which Rio Tinto has provided equity and debt financing to Ivanhoe Mines. As a result of these transactions, Rio Tinto holds a significant investment interest in Ivanhoe Mines. These transactions are set out below:

19

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
12.	SHARE CAPITAL (Continued)
(b)	Rio Tinto Placements (Continued)
(i)	Common Shares (Continued)
(Stated in thousands of U.S. dollars, except for share amounts)

		Number of	Proceeds/
		Shares	Transaction
Nature of Investment by Rio Tinto	Year	Acquired (1)	Value

Private Placement — Tranche 1	2006	37,089,883	$303,395
Anti Dilution Shares	2008	243,772	612
Private Placement — Tranche 2	2009	46,304,473	388,031
March 2010 Private Placement	2010	15,000,000	240,916
Exercise of Series A Warrants	2010	46,026,522	393,066
Conversion of Convertible Credity Facility	2010	40,083,206	400,832
Exercise of Anti Dilution Warrants	2010	720,203	2,229
Partial Exercise of Series B Warrants	2010	33,783,784	300,000

Balance at December 31, 2010		219,251,843	$2,029,081
Rights Offering		34,387,776	477,302

Balance at March 31, 2011		253,639,619	$2,506,383

(1)	Shares acquired excludes other purchases made by Rio Tinto from third parties.
As at March 31, 2011, Rio Tinto’s equity ownership in the Company was 42.1% (December 31, 2010 — 40.3%).
(ii)	Warrants
As at March 31, 2011 the following warrants remain outstanding:

Warrants	Expiry Date	Exercise Prices	Number of Warrants
Series B Warrants (1)	October 2011	$8.37 to $8.51	14,070,182
Series C Warrants (2)	October 2012	$9.43	40,224,365
Anti Dilution Warrants (3)	October 2011	Cdn$2.97	827,706

Balance at March 31, 2011			55,122,253

(1)
Under the 2006 private placement agreement, Rio Tinto was granted 92.1 million warrants, divided into two series (Series A and Series B). In 2010, the Series A warrants and part of the Series B warrants were exercised.

At December 31, 2010, 12.2 million Series B Warrants were outstanding. Upon the closing of the rights offering (Note 12 (c)), the outstanding Series B Warrants were adjusted. Specifically, the number of Series B Warrants outstanding was increased to 14.1 million, the minimum exercise price was reduced from $8.88 to $8.37 and the maximum exercise price was reduced from $9.02 to $8.51.

Rio Tinto, as part of the Heads of Agreement between Ivanhoe Mines and Rio Tinto dated December 8, 2010, committed to complete the exercise of its remaining Series B Warrants by their scheduled October 2011 expiry.

20

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
12.	SHARE CAPITAL (Continued)
(b)	Rio Tinto Placements (Continued)
(ii)	Warrants (Continued)
(2)
Under the 2007 credit facility transaction, Rio Tinto received Series C Warrants exercisable to purchase up to 35.0 million common shares of Ivanhoe Mines at a price of $10.00 per share at any time on or before October 24, 2012.

Rio Tinto, as part of the Heads of Agreement, committed to complete the exercise of its entire allotment of Series C Warrants, progressively as required, by January 18, 2012.

Upon the closing of the rights offering (Note 12 (c)), the outstanding Series C Warrants were adjusted. Specifically, the number of Series C Warrants outstanding was increased to 40.2 million and the exercise price reduced to $9.43.

(3)	Rio Tinto has committed to complete the exercise of its remaining Anti Dilution Warrants by their scheduled October 2011 expiry.
(c)	Rights Offering
In December 2010, the Company filed a final short form prospectus for a rights offering open to all shareholders on a dilution-free, equal participation basis. In accordance with the terms of the rights offering, each shareholder of record as at December 31, 2010 received one right for each common share held. Every 100 rights held entitled the holder thereof to purchase 15 common shares of the Company at $13.88 per share or Cdn$13.93 per share, at the election of the holder. The rights traded on the TSX, NYSE and NASDAQ and expired on January 26, 2011.
Upon the closing of the rights offering, the Company issued a total of 84,867,671 common shares for gross proceeds of $1.18 billion. Expenses and fees relating to the rights offering totalled approximately $27.3 million.
Under the terms of the rights offering, the monetary amount to be received by the Company upon the exercise of rights was not fixed. Each holder of rights could elect either the $13.88 or Cdn$13.93 subscription price. Furthermore, the Cdn$13.93 subscription price is not denominated in the Company’s U.S. dollar functional currency. Therefore, the pro rata distribution of rights to the Company’s shareholders was accounted for as a derivative financial liability measured at fair value.
On December 23, 2010, rights to be issued under the rights offering began trading on a “when issued” basis. On this date, the Company recognized a derivative financial liability of $901.9 million associated with the Company’s legal obligation to carry out the rights offering. Deficit was adjusted by a corresponding amount. Each reporting period the derivative financial liability was remeasured at fair value with changes being recognized in earnings. During the three month period ended March 31, 2011, Ivanhoe Mines recognized a derivative loss of $432.5 million.

21

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
12.	SHARE CAPITAL (Continued)
(c)	Rights Offering (Continued)
During the three months ended March 31, 2011, the derivative financial liability was settled as rights were exercised or expired unexercised. A total of $1.19 billion was reclassified from the derivative financial liability to share capital, representing the fair value of rights exercised. At expiry, a total of $5.7 million was reclassified from derivative financial liability to additional paid-in capital, representing the fair value of rights which expired unexercised.
The fair value of the derivative financial liability was determined by reference to published market quotations for the rights.
13.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	Three Months Ended March 31,
	2011	2010

Accumulated OCI at beginning of period:
Long-term investments, net of tax of $6,224, $1,896	$53,239	$17,763
Other long-term investments, net of tax of $nil, $nil	(37,180)	(27,448)
Currency translation adjustment, net of tax of $nil, $nil	23,039	(6,015)
Noncontrolling interests	(6,023)	1,122

	$33,075	$(14,578)

Other comprehensive income (loss) for the period:
Changes in fair value of long-term investments	$53,008	$3,896
Changes in fair value of other long-term investments	1,820	1,085
Currency translation adjustments	1,494	710
Noncontrolling interests (Note 14)	(22,682)	758
Less: reclassification adjustments for (gains) losses recorded in earnings:
Investments:
Other than temporary impairment charges	—	3

Other comprehensive income, before tax	33,640	6,452
Income tax expense related to OCI	(6,458)	243

Other comprehensive income, net of tax	$27,182	$6,695

Accumulated OCI at end of period:
Long-term investments, net of tax of $12,682, $1,653	$99,789	$21,905
Other long-term investments, net of tax of $nil, $nil	(35,360)	(26,363)
Currency translation adjustment, net of tax of $nil, $nil	24,533	(5,305)
Noncontrolling interests (Note 14)	(28,705)	1,880

	$60,257	$(7,883)

22

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
14.	NONCONTROLLING INTERESTS
At March 31, 2011 there were noncontrolling interests in SouthGobi, Ivanhoe Australia and Oyu Tolgoi LLC:

	Noncontrolling Interests
		Ivanhoe
	SouthGobi	Australia	Oyu Tolgoi	Total

Balance, December 31, 2010	$286,919	$69,092	$(353,401)	$2,610

Noncontrolling interests’ share of loss	(15,753)	(7,196)	(5,763)	(28,712)
Noncontrolling interests’ share of other comprehensive income	21,760	303	619	22,682
Changes in noncontrolling interests arising from changes in ownership interests	205	17	—	222

Balance, March 31, 2011	$293,131	$62,216	$(358,545)	$(3,198)

15.	CASH FLOW INFORMATION
(a)	Reconciliation of net loss to net cash flow used in operating activities

	Three Months Ended March 31,
	2011	2010

Net loss	$(521,212)	$(254,122)
Income from discontinued operations	—	(6,585)
Items not involving use of cash
Stock-based compensation	22,268	9,028
Accretion expense	176	4,170
Depreciation	3,311	3,439
Accrued interest income	(3,027)	(3,591)
Accrued interest expense	3,845	13,078
Unrealized losses on long-term investments	3,762	703
Unrealized gains on other long-term investments	(388)	(720)
Realized gain on redemption of other long-term investments	(33)	(61)
Change in fair value of derivative	432,536	—
Change in fair value of embedded derivatives	36,781	1,372
Loss on conversion of convertible debenture	—	154,316
Unrealized foreign exchange gains	(3,075)	(3,460)
Share of loss of significantly influenced investees	3,714	10,059
Write-down of carrying value of inventory	5,318	6,535
Gain on sale of long-term investments	(10,628)	—
Write-down of carrying value of long-term investments	—	256
Deferred income taxes	(14,792)	(3,623)
Bonus shares	1,151	—
Net change in non-cash operating working capital items:
Decrease (increase) in:
Accounts receivable	7,749	(4,617)
Inventories	(32,411)	(555)
Prepaid expenses	(4,369)	(994)
Increase in:
Accounts payable and accrued liabilities	2,635	15,289

Cash used in operating activities	$(66,689)	$(60,083)

23

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
15.	CASH FLOW INFORMATION (Continued)
(b)	Supplementary information regarding other non-cash transactions
The non-cash investing and financing activities relating to continuing operations not already disclosed in the Consolidated Statements of Cash Flows were as follows:

	Three Months Ended March 31,
	2011	2010

Investing activities:
Acquisition of property, plant and equipment (i)	$—	$(195,357)

Financing activities:
Partial conversion of convertible debenture (Note 11)	—	(349,079)

	$—	$(544,436)

(i)
In March 2010, the Company and Rio Tinto completed an agreement whereby the Company issued 15.0 million common shares to Rio Tinto for net proceeds of $241.1 million (Cdn$244.7 million) (Note 12 (b)). The Company used $195.4 million of the proceeds to purchase from Rio Tinto key mining and milling equipment to be installed during the construction of the Oyu Tolgoi Project.

24

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
16.	SEGMENT DISCLOSURES

	Three Months Ended March 31, 2011
	Development	Exploration	Coal	Corporate	Consolidated

REVENUE	$—	$—	$20,158	$—	$20,158
COST OF SALES
Production and delivery	—	—	(12,158)	—	(12,158)
Depreciation and depletion	—	—	(2,799)	—	(2,799)
Write-down of carrying value of inventory	—	—	(5,318)	—	(5,318)

COST OF SALES	—	—	(20,275)	—	(20,275)

EXPENSES
Exploration	(5,088)	(32,651)	(8,484)	—	(46,223)
General and administrative	—	—	—	(25,278)	(25,278)
Depreciation	(43)	(377)	(87)	(5)	(512)
Accretion of asset retirement obligations	(103)	—	(59)	—	(162)

TOTAL EXPENSES	(5,234)	(33,028)	(28,905)	(25,283)	(92,450)

OPERATING LOSS	(5,234)	(33,028)	(8,747)	(25,283)	(72,292)

OTHER INCOME (EXPENSES)
Interest income	1,003	2,249	427	1,459	5,138
Interest expense	—	—	(3,976)	(371)	(4,347)
Accretion of convertible credit facilities	—	—	(14)	—	(14)
Foreign exchange gains (losses)	1,112	56	(312)	2,293	3,149
Unrealized losses on long-term investments	—	—	(3,762)	—	(3,762)
Unrealized gains (losses) on other long-term investments	—	—	(354)	742	388
Realized gain on redemption of other long-term investments	—	—	—	33	33
Change in fair value of derivative	—	—	—	(432,536)	(432,536)
Change in fair value of embedded derivatives	—	—	(36,781)	—	(36,781)
Loss on conversion of convertible credit facility	—	—	—	—	—
Write-down of carrying value of long-term investments	—	—	—	—	—
Gain on sale of long-term investment	—	—	—	10,628	10,628

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(3,119)	(30,723)	(53,519)	(443,035)	(530,396)
Recovery (provision) for income taxes	—	(114)	13,698	(686)	12,898
Share of loss of significantly influenced investees	—	5,200	—	(8,914)	(3,714)

NET LOSS FROM CONTINUING OPERATIONS	(3,119)	(25,637)	(39,821)	(452,635)	(521,212)
INCOME FROM DISCONTINUED OPERATIONS	—	—	—	—	—

NET LOSS	(3,119)	(25,637)	(39,821)	(452,635)	(521,212)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	5,763	7,196	15,753	—	28,712

NET LOSS ATTRIBUTABLE TO IVANHOE MINES LTD.	$2,644	$(18,441)	$(24,068)	$(452,635)	$(492,500)

CAPITAL EXPENDITURES	$494,226	$1,832	$32,639	$7	$528,704

TOTAL ASSETS	$1,884,427	$307,094	$1,023,315	$1,216,881	$4,431,717

During the three months ended March 31, 2011, all of the coal division’s revenue arose from coal sales in Mongolia. Revenues for the three largest customers were $8.3 million, $8.1 million and $2.2 million.

25

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
16.	SEGMENT DISCLOSURES (Continued)

	Three Months Ended March 31, 2010
	Development	Exploration	Coal	Corporate	Consolidated
REVENUE	$—	$—	$13,917	$—	$13,917
COST OF SALES
Production and delivery	—	—	(11,197)	—	(11,197)
Depreciation and depletion	—	—	(2,523)	—	(2,523)
Write-down of carrying value of inventory	—	—	(6,535)	—	(6,535)

COST OF SALES	—	—	(20,255)	—	(20,255)

EXPENSES
Exploration	(52,123)	(12,736)	(6,564)	—	(71,423)
General and administrative	—	—	—	(8,317)	(8,317)
Depreciation	(630)	(216)	(64)	(6)	(916)
Accretion of asset retirement obligations	(22)	—	(21)	—	(43)

TOTAL EXPENSES	(52,775)	(12,952)	(26,904)	(8,323)	(100,954)

OPERATING LOSS	(52,775)	(12,952)	(12,987)	(8,323)	(87,037)

OTHER INCOME (EXPENSES)
Interest income	766	66	575	3,222	4,629
Interest expense	—	—	(9,759)	(3,640)	(13,399)
Accretion of convertible credit facilities	—	—	(22)	(4,105)	(4,127)
Foreign exchange gains (losses)	(234)	23	(414)	2,295	1,670
Unrealized losses on long-term investments	—	—	(703)	—	(703)
Unrealized gains on other long-term investments	—	—	18	702	720
Realized gain on redemption of other long-term investments	—	—	—	61	61
Change in fair value of derivative	—	—	—	—	—
Change in fair value of embedded derivatives	—	—	(1,372)	—	(1,372)
Loss on conversion of convertible credit facility	—	—	(154,316)	—	(154,316)
Write-down of carrying value of long-term investments	—	—	—	(256)	(256)
Gain on sale of long-term investment	—	—	—	—	—

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(52,243)	(12,863)	(178,980)	(10,044)	(254,130)
Recovery (provision) for income taxes	(14)	(921)	2,523	1,894	3,482
Share of loss of significantly influenced investees	—	(401)	—	(9,658)	(10,059)

NET LOSS FROM CONTINUING OPERATIONS	(52,257)	(14,185)	(176,457)	(17,808)	(260,707)
INCOME FROM DISCONTINUED OPERATIONS	—	—	—	6,585	6,585

NET LOSS	(52,257)	(14,185)	(176,457)	(11,223)	(254,122)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	—	1,594	58,663	—	60,257

NET LOSS ATTRIBUTABLE TO IVANHOE MINES LTD.	$(52,257)	$(12,591)	$(117,794)	$(11,223)	$(193,865)

CAPITAL EXPENDITURES	$5,952	$525	$32,949	$22	$39,448

TOTAL ASSETS	$429,499	$108,090	$981,572	$627,642	$2,146,803

During the three months ended March 31, 2010, all of the coal division’s revenue arose from coal sales in Mongolia to two customers. Total revenues by customer were $9.0 million and $4.9 million.

26

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
17.	FAIR VALUE ACCOUNTING
The ASC establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are as follows:
Level 1:	Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2:	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.
The following table sets forth the Company’s assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value at March 31, 2011
	Total	Level 1	Level 2	Level 3

Assets:
Short-term investments	$38,146	$38,146	$—	$—
Long-term investments	163,404	163,360	44	—
Other long-term investments	210,651	59,860	—	150,791

	$412,201	$261,366	$44	$150,791

Liabilities:
Rights offering derivative liability	$—	$—	$—	$—
Embedded derivative liability	191,658	—	191,658	—

	$191,658	$—	$191,658	$—

	Fair Value at December 31, 2010
	Total	Level 1	Level 2	Level 3

Assets:
Short-term investments	$98,373	$98,373	$—	$—
Long-term investments	113,666	113,458	208	—
Other long-term investments	191,816	45,173	—	146,643

	$403,855	$257,004	$208	$146,643

Liabilities:
Rights offering derivative liability	$766,238	$766,238	$—	$—
Embedded derivative liability	154,877	—	154,877	—

	$921,115	$766,238	$154,877	$—

27

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
17.	FAIR VALUE ACCOUNTING (Continued)
The Company’s short-term and long-term investments are classified within Level 1 and 2 of the fair value hierarchy as they are valued using quoted market prices of certain investments, as well as quoted prices for similar investments.
The Company’s other long-term investments are classified within Level 1 and 3 of the fair value hierarchy and consist of Long-Term Notes, T-Bill, first tax prepayment and Money Market investments.
The Company’s rights offering derivative liability is classified within Level 1 of the fair value hierarchy as it is valued using quoted market prices for the rights.
The Company’s embedded derivative liability, included within the convertible credit facility (Note 11), is classified within Level 2 of the fair value hierarchy as it is determined using a Monte Carlo simulation valuation model, which uses readily observable market inputs.
The table below sets forth a summary of changes in the fair value of the Company’s Level 3 financial assets (other long-term investments) for the three months ended March 31, 2011.

	Long-Term		Tax
	Notes	T-Bills	Prepayment	Totals
Balance, December 31, 2010	$29,763	$80,394	$36,486	$146,643

Accrued interest	—	719	215	934
Foreign exchange gains	679	—	—	679
Fair value redeemed	(27)	—	—	(27)
Unrealized gain	742	1,205	615	2,562

Balance, March 31, 2011	$31,157	$82,318	$37,316	$150,791

28

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
18.	DISCLOSURES REGARDING FINANCIAL INSTRUMENTS
(a)	The estimated fair value of Ivanhoe Mines’ financial instruments was as follows:

	March 31,		December 31,
	2011		2010
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Cash and cash equivalents	$1,867,812	$1,867,812	$1,264,031	$1,264,031
Short-term investments	38,146	38,146	98,373	98,373
Accounts receivable	59,975	59,975	65,741	65,741
Long-term investments	202,915	336,706	151,191	280,181
Other long-term investments	210,651	210,651	191,816	191,816

Accounts payable and accrued liabilities	266,169	266,169	260,528	260,528
Amounts due under credit facilities	60,778	60,778	54,695	54,695
Rights offering derivative liability	—	—	766,238	766,238
Convertible credit facility	292,311	292,311	254,596	254,596
The fair value of Ivanhoe Mines’ long-term investments was determined by reference to published market quotations, which may not be reflective of future values.
The fair value of Ivanhoe Mines’ other long-term investments, consisting of the Long-Term Notes, T-Bill, first tax prepayment and Money Market investments, was determined by considering the best available data regarding market conditions for such investments, which may not be reflective of future values.
The fair value of the rights offering derivative liability was determined by reference to published market quotations, which may not be reflective of future value.
The fair value of the CIC convertible debenture was estimated to approximate the aggregate carrying amount of the CIC convertible credit facility liability and interest payable. This aggregate carrying amount includes the estimated fair value of the embedded derivative liability which was determined using a Monte Carlo simulation valuation model.
The fair values of Ivanhoe Mines’ remaining financial instruments were estimated to approximate their carrying values, due primarily to the immediate or short-term maturity of these financial instruments.
(b)
Ivanhoe Mines is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Mongolia and Australia. Ivanhoe Mines does not mitigate the balance of this risk in light of the credit worthiness of its major debtors.

(c)
Ivanhoe Mines is exposed to interest rate risk with respect to the variable rates of interest incurred on the amounts due under credit facilities (Note 10). Interest rate risk is concentrated in Canada. Ivanhoe Mines does not mitigate the balance of this risk.

29

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
19.	CONTINGENCIES
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

30

	Share Information	Investor Information
1 Interim Report for the three month period ended March 31, 2011.	Common shares of Ivanhoe Mines Ltd. are listed for trading under the symbol IVN on the New York Stock Exchange, NASDAQ and the Toronto Stock Exchange.	All financial reports, news releases and corporate information can be accessed on our web site at www.ivanhoe-mines.com

At May 13, 2011, the Company had 655.0 million common shares issued and outstanding and warrants and stock options outstanding for 75.3 million additional common shares.	Transfer Agents and Registrars CIBC Mellon Trust Company 320 Bay Street Toronto, Ontario, Canada M5H 4A6 Toll free in North America: 1-800-387-0825	Contact Information Investors: Bill Trenaman Media: Bob Williamson Suite 654-999 Canada Place Vancouver, B.C., Canada V6C 3E1 Email: info@ivanhoemines.com Tel: (604) 688-5755
INTRODUCTION
This discussion and analysis of the financial condition and results of operations (MD&A) of Ivanhoe Mines Ltd. should be read in conjunction with the unaudited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the three months ended March 31, 2011 and with the audited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the year ended December 31, 2010. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Ivanhoe Mines Ltd. and a reference to Ivanhoe Mines refers to Ivanhoe Mines Ltd., together with its subsidiaries. Additional information about the Company, including its Annual Information Form, is available at www.sedar.com.
References to “C$” refer to Canadian dollars, “A$” to Australian dollars, and “$” to United States dollars.
This discussion and analysis contains forward-looking statements. Please refer to the cautionary language on page 32.
The effective date of this MD&A is May 13, 2011.
OVERVIEW
IVANHOE MINES ANNOUNCES FINANCIAL RESULTS
AND REVIEW OF OPERATIONS FOR THE FIRST QUARTER OF 2011
HIGHLIGHTS
•
On February 3, 2011, Ivanhoe Mines announced that its strategic rights offering to shareholders had generated $1.18 billion in gross proceeds to be used to advance development of the Oyu Tolgoi copper-gold-silver project in Mongolia. Upon the closing of the rights offering, Ivanhoe Mines issued a total of 84.9 million common shares, which represented 99.5% of the maximum number of common shares that were available under the rights offering.

•
Full-scale construction at Oyu Tolgoi continues to advance and key elements of the project, including the concentrator complex, remain ahead of schedule. Commercial production is expected to commence in the first half of 2013.

•	Pre-stripping for the phase-one, open-pit mine on the Southern Oyu deposits at Oyu Tolgoi is on schedule to begin in Q3’11.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
•
Official approvals were received in early May 2011 enabling the Oyu Tolgoi Project to proceed with construction of a 95-kilometre high-voltage power transmission line to deliver electrical power expected to be imported from China to supply the initial mining operation.

•
The development of the first lift of the phase-two underground block-cave mine at Oyu Tolgoi’s Hugo North Deposit continued successfully during Q1’11. Lateral mine development on the 1,300-metre level at Hugo North is ahead of schedule, achieving an advance during Q1’11 of 1,286.4 metres.

•
Exploration drilling at Oyu Tolgoi’s Southwest Oyu Deposit targeted the down-plunge extension of mineralization below the already defined drill resource. The drilling identified previously undefined mineralization, including 98 metres of 1.75 grams of gold per tonne and 0.64% copper, with a copper-equivalent grade of 1.8%, at a down-hole depth of between 1,086 and 1,184 metres.

•
On March 14, 2011, Ivanhoe Mines and BHP Billiton Ltd. announced that they had discovered a new zone of shallow copper-molybdenum-gold mineralization on their Ulaan Khud North joint-venture exploration licence, approximately 10 kilometres north of Oyu Tolgoi.

•
During Q1’11, Ivanhoe Mines’ 57%-owned subsidiary, SouthGobi Resources (SGQ: TSX; 1878: HK), reported coal sales of $20.2 million from its Ovoot Tolgoi mine in southern Mongolia, representing approximately 450,000 tonnes of coal sold to customers in China at an average realized price of approximately $50 per tonne.

•
Ivanhoe Mines’ 62%-owned subsidiary, Ivanhoe Australia (IVA: ASX, TSX), continued to focus on the development of its Merlin high-grade molybdenum and rhenium deposit in the Cloncurry region of Queensland. Construction of the decline to access the Merlin mineralization had progressed to 641 metres by the end of Q1’11.

•
Ivanhoe Mines’ 50%-owned investment, Altynalmas Gold, is continuing its drilling program designed to continue the delineation of resources and reserves to NI 43-101 standards at the Kyzyl Gold Project in Kazakhstan. A total of 18,496 metres were drilled during Q1’11 on the Bakyrchik Mining Lease.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
INDEX

The MD&A is comprised of the following sections:
1. Selected Quarterly Data
2. Review of Operations
A. Core Interests and Activities
i. Mongolia
ii. Australia
iii. Kazakhstan
iv. Other Exploration
v. Other Developments
B. Discontinued Operations
C. Administrative and Other
3. Liquidity and Capital Resources
4. Share Capital
5. Outlook
6. Off-Balance-Sheet Arrangements
7. Contractual Obligations
8. Changes in Accounting Policies
9. Critical Accounting Estimates
10. Recent Accounting Pronouncements
11. International Financial Reporting Standards
12. Risks and Uncertainties
13. Related-Party Transactions
14. Changes in Internal Control over Financial Reporting
15. Qualified Person
16. Cautionary Statements
17. Forward-Looking Statements

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
SELECTED QUARTERLY DATA
($ in millions of dollars, except per share information)

	Quarter Ended
	Mar-31	Dec-31	Sep-30	Jun-30
	2011	2010	2010	2010
Revenue	$20.2	$41.6	$6.6	$17.7
Cost of sales	(20.3)	(46.4)	(14.9)	(13.2)
Exploration expenses	(46.2)	(59.6)	(48.1)	(39.5)
General and administrative	(25.3)	(46.4)	(15.0)	(14.7)
Foreign exchange gains (losses)	3.2	6.6	5.3	(4.9)
Change in fair value of derivative	(432.5)	135.7	—	—
Change in fair value of embedded derivatives	(36.8)	(20.0)	49.8	72.2
Net income (loss) from continuing operations	(492.5)	37.3	(24.9)	(30.0)
Income (loss) from discontinued operations	—	—	—	—
Net income (loss)	(492.5)	37.3	(24.9)	(30.0)

Net income (loss) per share — basic
Continuing operations	$(0.79)	$0.07	$(0.05)	$(0.06)
Discontinued operations	$0.00	$0.00	$0.00	$0.00
Total	$(0.79)	$0.07	$(0.05)	$(0.06)

Net income (loss) per share — diluted
Continuing operations	$(0.79)	$0.06	$(0.05)	$(0.06)
Discontinued operations	$0.00	$0.00	$0.00	$0.00
Total	$(0.79)	$0.06	$(0.05)	$(0.06)

	Quarter Ended
	Mar-31	Dec-31	Sep-30	Jun-30
	2010	2009	2009	2009
Revenue	$13.9	$9.9	$11.9	$10.7
Cost of sales	(20.3)	(8.5)	(8.6)	(9.1)
Exploration expenses	(71.4)	(67.2)	(40.9)	(35.2)
General and administrative	(8.3)	(15.0)	(12.5)	(10.5)
Foreign exchange gains (losses)	1.7	2.2	19.5	21.7
Change in fair value of embedded derivatives	(1.4)	(45.0)	—	—
Loss on conversion of convertible credit facility	(154.3)	—	—	—
Net income (loss) from continuing operations	(200.5)	(138.7)	(47.8)	(27.0)
Income (loss) from discontinued operations	6.6	9.2	(21.9)	2.1
Net income (loss)	(193.9)	(129.5)	(69.8)	(24.9)

Net income (loss) per share — basic
Continuing operations	$(0.44)	$(0.32)	$(0.12)	$(0.07)
Discontinued operations	$0.01	$0.02	$(0.05)	$0.01
Total	$(0.43)	$(0.30)	$(0.17)	$(0.06)

Net income (loss) per share — diluted
Continuing operations	$(0.44)	$(0.32)	$(0.12)	$(0.07)
Discontinued operations	$0.01	$0.02	$(0.05)	$0.01
Total	$(0.43)	$(0.30)	$(0.17)	$(0.06)

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
REVIEW OF OPERATIONS
Ivanhoe Mines is an international exploration and development company with activities concentrated in Central Asia and the Asia Pacific Region. The Company’s principal assets include:
•
A 100% interest in Oyu Tolgoi Netherlands BV that, together with a related company, holds a 66% interest in Oyu Tolgoi LLC, whose principal asset is the Oyu Tolgoi copper and gold project now under construction in southern Mongolia.

•
A 57% interest in SouthGobi Resources, which is selling coal produced at its Ovoot Tolgoi mine in southern Mongolia to customers in China and is conducting ongoing exploration and development programs at several other Mongolian coal prospects.

•
A 62% interest in Ivanhoe Australia, which is developing its copper-gold discoveries in the Cloncurry region of Queensland, Australia, and also is planning the development of its wholly-owned Merlin Project, a high-grade molybdenum and rhenium deposit.

•	A 50% interest in Altynalmas Gold, which owns the Kyzyl Gold Project that hosts the Bakyrchik and Bolshevik gold deposits in Kazakhstan.
In Q1’11, Ivanhoe Mines recorded a net loss of $492.5 million ($0.79 per share) compared to a net loss of $193.9 million ($0.43 per share) in Q1’10, representing an increase of $298.6 million. Results for Q1’11 mainly were affected by $46.2 million in exploration expenses, $20.3 million in cost of sales, $25.3 million in general and administrative expenses, $4.3 million in interest expense, a $432.5 million change in the fair value of a derivative, a $36.8 million change in the fair value of embedded derivatives and $3.7 million in share of loss of significantly influenced investees. These amounts were offset by coal revenue of $20.2 million, a $10.6 million gain on sale of long-term investment, $5.1 million in interest income and $3.1 million in mainly unrealized foreign exchange gains.
The $432.5 million change in fair value of derivative relates to the Q1’11 change in fair value of the Ivanhoe Mines rights offering derivative liability from December 31, 2010. The rights were revalued in Q1’11 prior to their exercise or expiry which resulted in a $432.5 million loss being recognized.
Exploration expenses of $46.2 million in Q1’11 decreased $25.2 million from $71.4 million in Q1’10. Exploration expenses included $13.5 million spent in Mongolia ($59.2 million in Q1’10), primarily for Oyu Tolgoi and Ovoot Tolgoi, and $30.4 million incurred by Ivanhoe Australia ($10.8 million in Q1’10). Exploration costs are charged to operations in the period incurred and often represent the bulk of Ivanhoe Mines’ operating loss for that period.
Ivanhoe Mines’ cash position, on a consolidated basis at March 31, 2011, was $1.9 billion. As at May 13, 2011, Ivanhoe Mines’ consolidated cash position was approximately $1.6 billion.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
A. CORE INTERESTS AND ACTIVITIES
In Q1’11, Ivanhoe Mines expensed $46.2 million in exploration activities, compared to $71.4 million in Q1’10. In Q1’11, most of Ivanhoe Mines’ exploration activities were focused in Australia and Mongolia.
Exploration costs generally are charged to operations in the period incurred until it has been determined that a property has economically recoverable reserves, at which time subsequent exploration costs and the costs incurred to develop a property are capitalized.
Summary of exploration expenditures by location:

	Quarter Ended
	March 31,
(Stated in $000’s of dollars)	2011	2010
Mongolia
Oyu Tolgoi (1)	$5,088	$52,123
Coal Division	8,484	6,564
Other Mongolia Exploration	(122)	552

	13,450	59,239
Australia	30,363	10,818
Indonesia	1,108	547
Other	1,302	819

	$46,223	$71,423

(1)
Until March 31, 2010, exploration costs charged to operations included development costs associated with the Oyu Tolgoi Project. On April 1, 2010, Ivanhoe Mines commenced capitalizing Oyu Tolgoi Project development costs. As of this date, reserve estimates for the Oyu Tolgoi Project had been announced and the procedural and administrative conditions contained in the Investment Agreement had been satisfied. During Q1’11, additions to property, plant and equipment for the Oyu Tolgoi Project totalled $525.6 million, which included development costs.

MONGOLIA
OYU TOLGOI COPPER-GOLD-SILVER PROJECT (66% owned)
The Oyu Tolgoi Project is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) with a strike length that extends over 23 kilometres. Mineral resources have been identified in a series of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Southern Oyu deposits (Southwest Oyu, South Oyu, Wedge and Central Oyu), and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension).
Ivanhoe Mines began capitalizing Oyu Tolgoi development costs on April 1, 2010. During Q1’11, additions to property, plant and equipment for the Oyu Tolgoi Project totalled $525.6 million, which included development costs. In Q1’11, Ivanhoe Mines incurred exploration expenses of $5.1 million at Oyu Tolgoi, compared to $52.1 million incurred in Q1’10.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Construction of Oyu Tolgoi copper-gold-silver complex advancing toward planned start of commercial production in the first half of 2013
Overall construction of the Oyu Tolgoi Project was 15.1% complete by the end of Q1’11, slightly ahead of the planned 14.8%. Total capital invested in the project by the end of Q1’11 was $1.8 billion.
The Oyu Tolgoi Project initially is being developed as an open-pit operation, with the first phase of mining planned to start at the near-surface Southern Oyu deposits, which include Southwest Oyu and Central Oyu. A copper concentrator plant, related facilities and necessary infrastructure that will support an initial throughput of 100,000 tonnes of ore per day are being constructed to process ore scheduled to be mined from the Southern Oyu open pit. Commercial production of copper-gold-silver concentrate is projected to begin in the first half of 2013.
An 85,000-tonne-per-day underground block-cave mining operation also is being developed at the Hugo North Deposit, with initial production expected to begin in 2015. The throughput capacity of the concentrator plant is expected to be expanded to approximately 160,000 tonnes of ore per day when the underground mine begins production.
Fluor Corporation is in charge of overall Oyu Tolgoi program management, as well as services related to engineering, procurement and construction management for the ore processing plant and mine-related infrastructure, such as roads, water supply, a regional airport and administration buildings. Current activities related to the phase-one concentrator are focused on finalizing the operational readiness plan. Detailed commissioning, operation and maintenance plans are being developed for all the components of the concentrator circuits. Representatives of various manufacturers and engineering groups are assisting with the preparation of the operational readiness plan.
In early May 2011, the Oyu Tolgoi Project received the final approvals required to proceed with construction of a 220-kilovolt power transmission line from Oyu Tolgoi approximately 95 kilometres south to the Mongolia-China international border. The construction approval from Mongolia’s Energy Regulatory Authority and a land-use contract from the governor of Khanbogd soum (township), which includes Oyu Tolgoi, are key to the plan to import electricity from China to operate the Oyu Tolgoi complex during its initial four years of commercial production. Contracts have been awarded to Mongolian companies for construction of the power line, which is scheduled for completion during Q4’11.
Discussions between the Mongolian and Chinese governments are expected during Q2’11 to conclude a bilateral agreement that would secure the supply of electrical power from China. Subject to final agreement, the remaining permits, commercial arrangements and power-purchase tariffs are expected to be expedited to ensure that imported power will be available at the Oyu Tolgoi site by mid-2012. In the meantime, additional diesel-powered generating capacity has been approved to meet the project’s requirements during the remaining stages of construction.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
The long-term Investment Agreement for the development and operation of Oyu Tolgoi, signed by Ivanhoe Mines, Rio Tinto and the Government of Mongolia on October 6, 2009, recognized that the reliable supply of electrical power is critical to the project and that Ivanhoe Mines has the right to initially obtain electrical power from inside or outside Mongolia, including China. The agreement also established that Ivanhoe Mines has the right to build or subcontract construction of a coal-fired power plant at an appropriate site in the South Gobi to supply Oyu Tolgoi and that all of the project’s power requirements would be sourced from within Mongolia no later than four years after Oyu Tolgoi begins commercial production. A feasibility study of a proposed power plant is underway and a decision on construction is expected later in 2011.
Oyu Tolgoi LLC will develop alternative power-generation arrangements if there is no timely agreement to import electrical power from China. As specified in the Investment Agreement, alternatives could include the building or subcontracting of a coal-fired power plant at an appropriate site to supply the Oyu Tolgoi Project. Such an approach would require Mongolian Government permits, the negotiation of commercial agreements with the Mongolian Government and coal suppliers, and the arrangement of financing for the accelerated establishment of a power plant. Pursuing such alternatives may impact the Oyu Tolgoi construction schedule and could adversely affect the project’s ability to achieve full commercial production in 2013, as planned. In addition, construction of a power plant, although anticipated as part of the Oyu Tolgoi Project’s future development plans, is not included in the current capital cost estimates for 2011 and 2012 and therefore would necessitate additional financing, which is not contemplated as part of the Company’s current financing plan. The Heads of Agreement signed with Rio Tinto in December 2010 provides that if construction of a 50 megawatt or greater power plant is to commence before January 1, 2015, the construction of the power plant will be funded by way of loans from Rio Tinto that must be repaid, as to 40% of the outstanding balance, in 2015 and, as to the remainder, in 2016.
Mongolian government approvals of land-use permits for Oyu Tolgoi’s process-water pipeline, the permanent airport and roads are expected in Q2’11. Other critical activities that either were completed in Q1’11 or are underway in Q2’11 include:
•
Advancing contract negotiations for the supply and sale of copper-gold-silver concentrate to be produced from the project. Most of the concentrate initially is expected to go to major Chinese smelters.

•
Conclusion of the competitive bidding process for the main infrastructure works, which include on-site infrastructure required to support mine operations and the 70-kilometre raw-water pipeline to supply the concentrator complex.

•	Awarding of contracts to construct the 97-kilometre paved road from Oyu Tolgoi to the Mongolia-China border at Gashuun Sukhait.
•	Conducting a ground-breaking ceremony for a permanent domestic airport at Oyu Tolgoi in late Q1’11.
•
Construction of the Shaft #2 headframe and ancillary facilities had reached 29.0% completion by the end of Q1’11. The staging building, mine-dry and warehouse buildings were erected; mechanical and electrical installations will follow. Shaft-sinking work is planned to begin in September 2011.

•
Construction of the concentrator building shell continued to advance. By early Q2’11, more than 6,200 tons of structural steel had been erected and work in the concentrator area reached 27.7% completion. Within the processing, crushing, and material-handling areas, more than 100,000 cubic metres of concrete had been poured by early Q2’11.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
•	Completion of excavations for facilities for the primary ore crusher and pouring of the base mat in late Q1’11.
•	Completion of excavation of the tailings-thickening ponds and pouring of initial concrete.
•	Start of commissioning of the 12-megawatt first stage of the diesel-fuelled power station, which will provide interim construction power.
•
Resumption of the steady growth of the site workforce in late Q1’11, which exceeded 11,400 in mid-Q2’11, with approximately 9,500 working on site each day and the balance on leave. The long-term operations camp is being utilized as it is commissioned.

$2.3 billion capital budget approved for ongoing construction in 2011
In December 2010, Ivanhoe Mines announced that a $2.3 billion capital budget had been approved for 2011 in what will be the peak year of construction activity on the first phase of the Oyu Tolgoi Project.
Principal elements of the 2011 construction program include:
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$561 million for the copper-gold-silver concentrator, which will see complete enclosure of the building, completion of steel work for the overland ore conveyor, installation of one of four ball mills and installation of all materials-handling equipment in the pebble crusher.

•
$186 million to purchase the initial mining fleet of trucks, shovels and ancillary equipment, and to start pre-stripping of the Southern Oyu open-pit mine. The mining fleet will include 290-tonne trucks that will help to move an estimated 112 million tonnes per year of ore and waste — a 12% increase over an earlier plan.

•
$713 million for project infrastructure and electrical power, including completion of the central substation, completion of the process-water supply, completion of the truck maintenance shop and completion of phases one and two of the operations camp.

•
$211 million for ongoing underground mine development at the Hugo North Deposit, construction of the headframe on Shaft #2 and further sinking of Shaft #2, which are critical elements of the development of the block-cave mine planned to begin production in 2015.

In addition to the $2.3 billion capital budget, approval also was received for an additional $150 million budget for the 2011 Ulaanbaatar office operations, and $100 million for the second tax prepayment due to be made to the Mongolia Government by June 30, 2011.
Capital invested in phase-one construction to support future expansion
The engineering and construction stages have recognized the need to accommodate a major increase in ore processing capacity in the future while minimizing potential disruption to operations that will be underway at that time.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
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(Stated in U.S. dollars, except where noted)
Wherever possible, Oyu Tolgoi has taken the opportunity to allow for expansion with minimal impact on operations. Oyu Tolgoi’s plans call for initial production of 100,000 tonnes of ore per day, which is expected to increase to between 150,000 and 160,000 tonnes per day when ore from the underground mine becomes available. To facilitate this expansion, Oyu Tolgoi is building a third reclaim tunnel that will increase the capacity to feed ore to the concentrator by 50% to 60% over the initial rate of production. To cater to future increased production, a pipeline has been installed that, with minor modifications, can supply water for processing up to 160,000 tonnes a day. Oyu Tolgoi also has allowed for expansion in the concentrator by adding space in the flotation area and installing other equipment to handle higher production rates. Studies examining options to process additional underground ore and stockpiled open-pit ore are ongoing.
Pre-stripping of open-pit mine set to start in Q3’11
Pre-stripping as part of the construction of the phase-one open-pit mine to recover ore from the Southern Oyu deposits is on schedule to begin during Q3’11. All operational-readiness activities also are on schedule.
During Q1’11 and early Q2’11, the following major steps were accomplished in the development of the open pit:
•
Final selection was made of the open-pit mining fleet, with purchase orders issued to international manufacturers. All major mining equipment has been secured in line with the open-pit’s pre-stripping schedule.

•	The supplier for the explosives service contract was selected in Q1’11.
•	The permit for open-pit blasting was obtained from the Mongolian Government.
Underground development of Hugo North Mine proceeding on schedule
The development of the first lift of the phase-two, underground block-cave mine at the Hugo North Deposit continued successfully during Q1’11. Lateral mine development 1,300 metres below surface at Hugo North is ahead of schedule, achieving an advance during Q1’11 of 1286.4 metres —12.8 metres more than planned.
Progress continued through Q1’11, with raise-pilot drilling from the 512-metre level to the 1,300-metre level. Engineering is continuing for the upgrade of the Shaft #1 hoisting system and procurement packages are being finalized for release.
The underground development off Shaft #1 is expected to connect with the bottom of Shaft #2 in early 2013 and production from the first lift of the Hugo North block-cave mine is scheduled to begin in 2015.
Rio Tinto working with Ivanhoe Mines to complete international project-finance package of up to $3.6 billion
Ivanhoe Mines and Rio Tinto are working together to achieve a project-finance package for Oyu Tolgoi, which the companies are targeting to have in place during the second half of 2011. Ivanhoe Mines announced in 2010 that discussions were progressing with a group of international financial institutions on a proposed long-term, limited-recourse, project-financing package of up to $3.6 billion. The package is being considered by a core lending group comprised of the European Bank for Reconstruction and Development, the International Finance Corporation, Export Development Canada, BNP Paribas and Standard Chartered. As discussions continue, other government credit agencies and commercial banks are expected to be added to the core group of lenders.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Final terms of a third-party project-finance package for the Oyu Tolgoi Project remain subject to the approval of the Oyu Tolgoi LLC Board of Directors, the Ivanhoe Mines Board of Directors and the joint Ivanhoe Mines-Rio Tinto Technical Committee.
Part of the project-finance package would be used to refinance any drawdowns under an interim funding facility, if funds from such interim facility have been required. With project financing secured, total resources available to finance the Oyu Tolgoi Project, including foreseen expansions and associated investments, would be up to $6.5 billion.
Skills training and community programs well advanced
The Oyu Tolgoi Project’s staffing strategy relies heavily on the utilization of Mongolian nationals being developed and trained during ongoing construction activities. At end of April 2011, approximately 5,300 Mongolians were employed by the project at the development site. These construction employees will form the bulk of the eventual production workforce, particularly within the open-pit operations.
The design and construction of onsite training facilities were completed in Q1’11. Training materials for operations at the concentrator, the open pit and underground are being developed. All critical training hires were in place by the end of Q1’11.
Priorities for early 2011 were to finalize strategy, a process, an action plan, a calendar and tools for the assessment of existing employees on the construction site for potential transition to operations.
Principal community development activities in Q1’11 and early Q2’11 included:
•
The signing in April 2011 of the initial agreements with impacted communities in the South Gobi region. These agreements establish the terms of Oyu Tolgoi’s long term relationship with the local communities.

•	Local business training for 80 selected entrepreneurs was completed. A local supplier development centre in Dalanzadgad is expected to open in May 2011.
•	A community information open day was held in March 2011. The local community was able to obtain information about Oyu Tolgoi and exchange their views regarding the project’s impact on the community.
•	The pre-feasibility study for short to medium-term power and heating supply options to impacted communities was delivered in March 2011.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Exploration
Exploration drilling continued in Q1’11
During Q1’11, Ivanhoe Mines continued its drilling program on the Oyu Tolgoi Project with 3,289 metres of surface resource geology drilling (including geotechnical and mine-development investigation holes), 3,404 metres of underground geotechnical drilling and 5,156 metres of surface exploration diamond drilling.
At Heruga North, exploration drilling is ongoing; 1,340 metres have been completed in hole OTD1510D. The hole has reached 2,300 metres and has yet to intersect the target below the gold-rich zone that was intersected in OTD1510, which recorded 308 metres of 0.27 g/t gold and 0.61% copper, with a copper-equivalent grade of 0.83%, at a down-hole depth between 1,498 and 1,804 metres before passing into unmineralized quartz monzodiorite.
At Southwest Oyu, 1,293 metres of drilling were completed in hole OTD1567, which targeted the down-plunge extension of mineralization below the previously defined drill resource. Apart from previously defined mineralization, the hole intersected 98 metres of 1.75 g/t gold and 0.64% copper, with a copper-equivalent grade of 1.8%, at a down-hole depth between 1,086 and 1,184 metres before passing into unmineralized quartz monzodiorite.
At the Javkhlant II induced-polarization anomaly at the southern-most end of the Oyu Tolgoi trend, 547 metres of drilling were completed in drill hole EJD0037. The hole intersected four zones averaging 30 metres thickness from 232 to 504 metres, with a grade averaging 0.15% copper, 0.05 g/t gold and 30 ppm molybdenum. Host rocks were augite basalt, the same as elsewhere at Oyu Tolgoi.
On the Shivee Tolgoi licence 1,880 metres of drilling was completed on the EGD147 section, approximately 800 metres north of the currently defined limit of the Hugo North resources. Narrow slivers of weakly mineralized host rocks were intersected below 2,000 metres.
Exploration at Ulaan Khud North (50% owned)
New copper-molybdenum-gold zone discovered on Ivanhoe-BHP Billiton joint-venture licence
In March 2011, Ivanhoe Mines announced that Ivanhoe Mines and BHP Billiton Ltd. had discovered a new zone of shallow copper-molybdenum-gold mineralization approximately 10 kilometres north of the Oyu Tolgoi Project. The discovery, known as Ulaan Khud North, extends the known strike length of the Oyu Tolgoi mineralized system by an additional three kilometres to the north, to a new total of more than 23 kilometres.
Ulaan Khud North is located on a 19,625-hectare exploration licence that is part of Ivanhoe Mines’ joint-venture partnership with BHP Billiton, formed in 2005. BHP Billiton has earned a 50% interest in the joint venture, which includes the Ulaan Khud North property, by spending $8 million in exploration costs and conducting an airborne survey using BHP Billiton’s proprietary FalconTM gravity gradiometer system over the Oyu Tolgoi area.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Twenty-five drill holes totalling 6,561 metres, ranging in depth from 182 metres to 377 metres, defined the new zone of shallow, porphyry copper mineralization over an area of 600 metres by 300 metres. Most of the holes are vertical and were drilled on a 100-metre-square grid. The mineralized zone starts beneath 60 to 80 metres of Cretaceous clay and gravels, indicative of a near-surface deposit with open-pit mining potential. Ivanhoe Mines’ geologists believe that the near-surface copper mineralization discovered to date at Ulaan Khud North may be part of a much larger deposit.
Mineralization occurs in quartz monzodiorite, similar to mineralized quartz monzodiorites at Oyu Tolgoi. A total of 23 of the 25 drill holes drilled at Ulaan Khud North intersected the mineralized quartz monzodiorite. The mineralization is porphyry-style stockwork, disseminations and massive veins of chalcopyrite, with molybdenite disseminations and veinlets and trace bornite. Many holes encountered mineralization with greater than 1% copper in multiple individual one-metre samples, while almost all holes have longer intervals of mineralization grading greater than 0.3% copper. Numerous post-mineral intrusive rocks cut the mineralized quartz monzodiorite and define the boundaries of most mineralized intervals.
The mineralization at Ulaan Khud North starts as shallow as 60 metres below surface, much higher than the mineralized zone at Hugo Dummett to the south. The fact that Ulaan Khud North occurs in similar Devonian host rocks to Hugo Dummett suggests that the main Oyu Tolgoi porphyry system trend is relatively shallow in this area and that potential for surface-mineable targets still exists within the Oyu Tolgoi trend and Ulaan Khud North in particular.
The Ulaan Khud North property adjoins the Shivee Tolgoi Entrée Gold—Ivanhoe Mines joint venture property.
A Pre-Mining Agreement for the Ulaan Khud North licence was received from the Government of Mongolia. It specifies that Ivanhoe Mines and BHP Billiton have three years to conduct additional exploration, complete an environmental impact study, prepare a final feasibility study and gain approval for the design for the project. The agreement also specifies that a Technical and Economical Study to mine the deposit is required to be delivered to the Mineral Resources Authority of Mongolia by June 30, 2013.
MONGOLIA
SOUTHGOBI RESOURCES (57% owned)
Ongoing expansion of SouthGobi’s Ovoot Tolgoi coal mine
SouthGobi continues to mine and sell coal produced at its Ovoot Tolgoi Mine in Mongolia’s South Gobi Region, approximately 40 kilometres north of the Shivee Khuren-Ceke crossing at the Mongolia-China border.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
The major trans-shipment terminal at Ceke, across the border in China, has rail connections directly to key industrial markets in China. A north-south railway line connects Ceke with Jiayuguan City in Gansu Province and other markets in China’s interior. An east-west railway line from Ceke to Linhe, an industrial city in China’s eastern Inner Mongolia, is expected to be in commercial operation in 2011. This line is expected to have an initial capacity of approximately 15 million tonnes per year, later increasing to 25 million tonnes per year. The line will enable coal to be shipped to markets to the east, such as the region around Baotou and Hebei Province, and to ports further east, on China’s Bohai Gulf.
During 2010, SouthGobi began construction of a coal-handling facility at the Ovoot Tolgoi Mine. The facility will include a 300-tonne-capacity dump hopper, which will receive run-of-mine coal from the Ovoot Tolgoi Mine and feed a rotary breaker that will size coal to a maximum of 50 millimetres and reject oversize ash. The facility also will include dry-air separation as an additional stage, through the insertion of dry-air separation modules, and is expected to be completed at the end of 2011. Interim screening operations will continue at Ovoot Tolgoi until the permanent coal-handling facility is completed.
In Q1’11, SouthGobi had sales of approximately 450,000 tonnes at an average realized price of approximately $50 per tonne. This was an improvement over the sale of approximately 430,000 tonnes in Q1’10 at an average realized selling price of $36 per tonne. Revenue increased from $13.9 million in Q1’10 to $20.2 million in Q1’11, due primarily to the higher realized average price.
SouthGobi’s revenues are net of royalties. SouthGobi is subject to a 5% royalty on all coal sold based on a set reference price per tonne that is published monthly by the Mongolian Government. Effective January 1, 2011, SouthGobi also became subject to a sliding-scale royalty of up to 5% based on the set reference price of coal. Based on the reference price for Q1’11, SouthGobi was subject to a 2% sliding royalty in addition to the 5% base royalty. The weighted average reference price for Q1’11 was $68 per tonne.
Cost of sales of $20.3 million for Q1’11 was consistent with Q1’10 ($20.3 million). Cost of sales is comprised of the cost of the product sold, inventory write-downs, mine administration costs, equipment depreciation, depletion of pre-production stripping costs and stock-based compensation costs.
Updated resources released for Ovoot Tolgoi complex and Soumber Deposit
On March 30, 2011, SouthGobi announced updated, independent NI 43-101-compliant surface and underground Reserves and Resources for the Ovoot Tolgoi Mine. The report is set out in a SouthGobi news release dated March 30, 2011, and available in SouthGobi’s public filings at www.sedar.com.
Also on March 30, 2011, SouthGobi reported that it had received an updated, independent NI 43-101-compliant Resource estimate for the Soumber Deposit. This report is discussed in a SouthGobi news release dated March 30, 2011, and available in SouthGobi’s public filings at www.sedar.com.
Regional coal exploration
A number of SouthGobi’s exploration licences are associated with the broader Ovoot Tolgoi Complex and Soumber Deposit.
The exploration program in 2011 will include drilling, trenching and geological reconnaissance. Key exploration targets for 2011 include additional drilling at the Soumber Deposit and additional areas within the Ovoot Tolgoi mining licenses that have not been fully explored.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
AUSTRALIA
IVANHOE AUSTRALIA (62% owned)
Ivanhoe Australia incurred exploration expenses of $30.4 million in Q1’11, compared to $10.8 million in Q1’10. The increase was largely due to the work on the Merlin decline and expenses related to the preparation of the Merlin pre-feasibility study.
Ivanhoe Australia’s key projects, all situated on granted Mining Leases, are Merlin, Mount Dore and Mount Elliott. During Q1’11, work focused on progressing the Merlin pre-feasibility study and decline, the copper-gold study, and preparing for development work at the Osborne and Kulthor underground mines. In April 2011, mining industry veteran Mike Spreadborough was appointed as the Ivanhoe Australia’s Chief Operating Officer.
Merlin molybdenum and rhenium development studies
The Merlin molybdenum and rhenium deposit is the lower-most mineralized zone in the Mount Dore deposit and starts near the surface and dips east at between 45 and 55 degrees. To date, drilling has defined mineralization to vertical depths ranging from 60 to 580 metres and over a strike length of 1,000 metres. The overall mineralized zone at Merlin has an average true width of 3.9 metres and ranges between two and 20 metres. The mineralization zone consists of high-grade breccias and a lower-grade, generally thicker disseminated zone. Mineralization thins to the north, where the copper, zinc and gold content increases, while to the south it flattens and pinches out. The Little Wizard Deposit represents the southern-most extent of the Merlin molybdenum mineralization of economic interest found to date.
During Q1’11, work focused on advancing the Merlin pre-feasibility study, with further study underway on the mining costs and planned mining method to optimize the project. Access to the Merlin ore body via the mine decline will enable further geological, geotechnical and metallurgical testing to be undertaken.
The underground access will enable additional detailed drilling of the high-grade Merlin mineralization. Data from the drilling program will be used to further optimize mine design and production plans, with the primary goal being to maximize the production of high-grade molybdenum and rhenium ore as early as possible in the mine’s life. The underground access also will provide ore for additional metallurgical test work to facilitate the design and location of the planned molybdenum and rhenium concentrate roaster. This additional mine and processing data will be incorporated into the ongoing pre-feasibility study.
At the end of Q1’11, construction of the Merlin decline had progressed to 641 metres and is expected to be adjacent to the Little Wizard Deposit by the end of Q2’11. Access to the Little Wizard ore body will enable further drilling, which could extend the mineralization and bulk sampling for metallurgical test work.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Copper-gold study underway
The internal study is continuing into the viability of various sources of copper and gold ore at Osborne and the Starra Line. The study is focused on assessing potential production rates and capital, and operating-cost profiles required to process ore through the Osborne Complex.
The Ivanhoe Australia Board approved A$30 million of capital to develop the Osborne and Kulthor underground resources. During Q2’11, a contractor was appointed to conduct the underground development and has begun mobilizing to site.
Mount Dore scoping study completed
During Q1’11, the scoping study for the copper heap-leach, SX/EW project at the Mount Dore Deposit was completed, and a NI 43-101-compliant resource report is being compiled.
Mount Elliott scoping study started
A scoping study for Mount Elliott has commenced, initially evaluating the mining of the high-grade SWAN Zone and copper-gold mineralization around the old Mount Elliott mine. The objectives for the study are to:
•	provide a preliminary assessment of the strength of the business case;
•	identify credible operating scenarios for subsequent study; and
•	identify any constraints to project development.
The scoping study is expected to be completed by Q4’11 and is expected to be followed by a pre-feasibility study in 2012 to establish the preferred project development alternative.
Regional exploration
Ivanhoe Australia directly holds 22 Exploration Permits for Minerals (EPMs) covering a total of 2,862 square kilometres and 28 Mining Leases (MLs) for a total of 104.8 square kilometres, in the Cloncurry area. Ivanhoe Australia also has applications for 21 EPMs covering 3,205 square kilometres and three MLs covering 10.6 square kilometres in process. Joint Venture EPMs cover 579 square kilometres.
During Q1’11, work focused on drilling copper-gold targets, at Houdini and along the Mount Dore trend and a molybdenum-rhenium target at Victoria. This drilling included 5,836 metres of diamond drilling and 1,374 metres of reverse circulation drilling.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
KAZAKHSTAN
Kyzyl Gold Project (50% owned)
Altynalmas Gold holds 100% ownership of the Kyzyl Gold Project in northeastern Kazakhstan. The Kyzyl Gold Project contains the Bakyrchik and Bolshevik gold deposits, as well as a number of satellite deposits. Altynalmas Gold is proceeding to advance the development of the Kyzyl Gold Project following the successful completion of the pre-feasibility study in 2010.
Exploration drilling work continuing
In February 2011, Ivanhoe Mines and Altynalmas Gold announced updated NI 43-101-compliant Mineral Resources for the Bakyrchik Deposit based on drill results available up to December 1, 2010.
Altynalmas Gold is continuing its drilling program designed to continue the delineation of resources and reserves at the Kyzyl Gold Project that are compliant with NI 43-101 standards. A total of 18,496 metres were drilled during Q1’11 on the Bakyrchik Mining Lease. A total of 25,000 metres are planned to be completed during 2011 on the Bakyrchik Mining Lease and a further 50,000 metres are planned to begin the delineation of the numerous satellite deposits on the surrounding exploration licence.
Feasibility study proceeding on schedule
The definitive feasibility study on the Bakyrchik Deposit began in 2010 and is expected to be completed in Q2’11. The feasibility study is being conducted in conjunction with detailed engineering work. Tender requests have been circulated for the fabrication of long-lead items, including an oxygen plant and dry-grinding mill. Procurement of long-lead items is expected to begin later in 2011. Altynalmas Gold expects to begin construction of a 1.5-million-tonne per year fluidized-bed roasting plant later this year to process the project’s refractory ores.
During Q1’11, progress was made on arsenic stabilization work. Altynalmas Gold has filed a provisional patent application with the United States Patent and Trademark Office covering the new technology developed in connection with the stabilization of wastes containing arsenic that are generated during the roasting of sulphide ores.
OTHER EXPLORATION
During Q1’11, Ivanhoe Mines had active exploration programs in Indonesia, Mongolia and the Philippines. These programs are principally being conducted through joint ventures and are focused on porphyry-related copper-gold and epithermal gold-silver deposits. Exploration involved detailed data reviews, field traverses and systematic rock-chip and channel sampling of all properties, trenching and, in some cases, exploration diamond drilling. In addition, Ivanhoe Mines conducted detailed reviews of projects and prospective belts in Canada and Latin America. Exploration was ongoing in all these regions at the end of Q1’11.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
OTHER DEVELOPMENTS
Highly successful strategic rights offering completed in 2011
In February 2011, Ivanhoe Mines closed its strategic rights offering in which all existing shareholders, subject to applicable law, were able to participate on a pro rata basis in purchasing additional common shares. The offering generated $1.18 billion in gross proceeds, which is being used primarily to advance development of the Oyu Tolgoi Project.
Upon the closing of the rights offering, Ivanhoe Mines issued a total of 84.9 million common shares, which represented 99.5% of the maximum number of common shares that were available under the rights offering.
The funds that were raised significantly enhance Ivanhoe Mines’ capital position and its ability to sustain the pace of full-scale construction at Oyu Tolgoi toward the target of commercial production in 2013.
Ivanhoe Mines’ founder and Chief Executive Officer Robert Friedland and Rio Tinto, the two largest shareholders in Ivanhoe Mines, exercised all of their respective rights that were issued to them in the rights offering. Mr. Friedland also purchased an additional 1.5 million rights on the open market and exercised them to acquire additional common shares. Mr. Friedland’s ownership stake in Ivanhoe Mines now is approximately 15.5%. Rio Tinto’s ownership stake in Ivanhoe Mines now is approximately 42.0%.
David Huberman assumes chairmanship of the Ivanhoe Mines Board
David Huberman was elected as Chairman of the Ivanhoe Mines Board of Directors following the Company’s annual general meeting on May 10, 2011, in accordance with the terms of the Heads of Agreement concluded between Ivanhoe Mines and Rio Tinto and announced in December 2010. Mr. Huberman’s accession to the office followed almost eight years as the lead independent director on the Ivanhoe Mines Board, with responsibility for ensuring that the Board fulfilled its mandate effectively, efficiently and independently of management.
Mr. Huberman is President of Coda Consulting Corp., a business consulting firm based in Vancouver, Canada. He practiced business law from 1972 until 1996, specializing in corporate, commercial, banking, securities and regulatory law.
Ivanhoe Mines’ founder Robert Friedland, who served as Chairman between 1996 and 2011, continues as a Director and as Chief Executive Officer.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
B. DISCONTINUED OPERATIONS
In February 2005, Ivanhoe Mines sold the Savage River Iron Ore Project in Tasmania, Australia, for two initial cash payments totalling $21.5 million, plus a series of five contingent, annual payments that commenced on March 31, 2006. From 2006 to 2009, these contingent payments totalled $116.4 million.
During 2010, Ivanhoe Mines received two payments totalling $6.4 million in relation to the fifth annual contingent payment. The original purchaser of the Savage River Project has disputed the estimated $22.1 million remaining balance of the fifth annual contingent payment. Ivanhoe Mines is committed to collecting the full amount of the fifth annual contingent payment and has included the total estimated amount of $22.1 million in accounts receivable as at March 31, 2011. In 2010, Ivanhoe Mines initiated arbitration proceedings by filing a Request for Arbitration with the ICC International Court of Arbitration (ICC). In January 2011, the ICC determined that the location of arbitration is Sydney, Australia and that the matter will be submitted to a sole arbitrator. The procedural timetable is currently being finalized by the parties and the sole arbitrator.
To date, Ivanhoe Mines has received $144.4 million in proceeds from the sale of the Savage River Project.
C. ADMINISTRATIVE AND OTHER
General and administrative costs. General and administrative costs in Q1’11 were $25.3 million, an increase of $17.0 million from Q1’10 ($8.3 million). The increase was primarily due to a $10.3 million increase in non-cash expenses in relation to options granted to employees during Q1’11. There was also a general increase in consulting, legal and advisory costs in Q1’11.
Interest income. Interest income in Q1’11 of $5.1 million was $0.5 million higher than Q1’10 ($4.6 million). The increase is largely attributable to the increase in Ivanhoe Mines’ cash balance in Q1’11 as a result of the $1.18 billion rights offering proceeds being received in February 2011.
Interest expense. Interest expense in Q1’11 of $4.3 million was $9.1 million lower than Q1’10 ($13.4 million). Included in interest expense is $4.0 million (Q1’10 — $9.6 million) in interest being incurred by SouthGobi on the convertible debenture issued to CIC. The Q1’10 balance also included $3.4 million incurred by Ivanhoe Mines on the Rio Tinto convertible credit facility which was converted in September 2010.
Foreign exchange gains. The $3.1 million foreign exchange gain during Q1’11 was mainly attributable to the strengthening of the Canadian and Australian dollars against the U.S. dollar during the quarter. The majority of this foreign exchange gain was unrealized at March 31, 2011.
Share of loss of significantly influenced investees. The $3.7 million share of loss of significantly influenced investees in Q1’11 represents Ivanhoe Mines’ share of Altynalmas Gold’s loss ($8.9 million) net of Ivanhoe Mines’ share of Exco Resources N.L.’s income ($5.2 million).
Change in fair value of derivative. The change in fair value of derivative relates to the Q1’11 change in fair value of the Ivanhoe Mines rights offering derivative liability from December 31, 2010. The rights were revalued in Q1’11 prior to their exercise or expiry which resulted in a $432.5 million loss being recognized.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Change in fair value of embedded derivatives. The $36.8 million change in fair value of embedded derivatives relates to the Q1’11 change in fair value of the SouthGobi CIC convertible debenture’s embedded derivative liability.
Gain on sale of long-term investment. The $10.6 million gain on sale of long-term investment relates to the sale in Q1’11 of 1.4 million common shares of Ivanhoe Nickel and Platinum (Ivanplats) for proceeds of $14 million.
LIQUIDITY AND CAPITAL RESOURCES
Cash flow
Operating activities. The $66.7 million of cash used in operating activities in Q1’11 primarily was the result of $36.9 million in cash exploration expenditures, $11.2 million in cash general and administrative expenditures and a $26.4 million change in non-cash operating working capital.
Investing activities. The $489.2 million of cash used in investing activities in Q1’11 included $528.7 million used in property, plant and equipment purchases mainly relating to Oyu Tolgoi ($494.2 million) and Ovoot Tolgoi ($32.6 million). Also included in investing activities were short-term investments purchased by Ivanhoe Australia ($20.7 million), advances to Altynalmas Gold ($8.1 million) and the purchase of other long-term investments ($45.0 million). Offsetting these investments was $110.9 million received on the redemption of other short and long-term investments and $14.0 million received from the sale of 1.4 million shares of Ivanplats.
Financing activities. The $1.2 billion in cash provided by financing activities mainly was attributable to $1.18 billion received in February 2011 upon the closing of the rights offering.
Liquidity and capital resources
At March 31, 2011, Ivanhoe Mines’ consolidated working capital was $1.8 billion, including cash and cash equivalents of $1.9 billion, compared with working capital of $444.4 million and cash and cash equivalents of $1.3 billion at December 31, 2010. Included in the March 31, 2011, cash and cash equivalents balance of $1.9 billion was $420.7 million of SouthGobi’s cash and cash equivalents and $97.9 million of Ivanhoe Australia’s cash and cash equivalents, which were not available for the Company’s use.
As at May 13, 2011, Ivanhoe Mines’ consolidated cash position was approximately $1.6 billion. Ivanhoe Mines, based on its current cash position and the value of investments in publicly-traded subsidiaries, believes that its existing funds should be sufficient to fund its minimum obligations, including general corporate activities, for at least the next 12 months.
The foundation for the funding of the Oyu Tolgoi Project is expected to come from Ivanhoe Mines’ cash position that is available for the Oyu Tolgoi Project, the $0.5 billion from the expected future exercise by Rio Tinto of its Ivanhoe Mines’ warrants and the $1.8 billion available under the undrawn Rio Tinto interim financing facility.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Ivanhoe Mines and Rio Tinto have committed to work together to achieve a comprehensive project-finance package for Oyu Tolgoi, which the companies are targeting to have in place by the second half of 2011. Ivanhoe Mines announced earlier this year that discussions are progressing with a group of international financial institutions on a proposed long-term, limited-recourse, project-financing package of up to $3.6 billion. The package is being considered by a core lending group comprised of the European Bank for Reconstruction and Development, the International Finance Corporation, Export Development Canada, BNP Paribas and Standard Chartered. Other government credit agencies and commercial banks are expected to be added to the core group of lenders.
The companies have agreed that final terms of a third-party project-finance package for the Oyu Tolgoi Project remain subject to the approval of the Oyu Tolgoi LLC Board of Directors, the Ivanhoe Mines Board of Directors and the joint Ivanhoe Mines-Rio Tinto Technical Committee.
Rio Tinto has committed to provide Ivanhoe Mines with an initial, non-revolving interim funding facility of $1.8 billion to sustain Oyu Tolgoi construction while a project-finance package is being negotiated. The interim facility will be drawn upon only after all the proceeds allocated for the development of Oyu Tolgoi from the rights offering and from the exercise of warrants have been utilized for the development of Oyu Tolgoi and if the project-finance package has not yet become available for disbursement. The interim facility will be on arm’s-length terms, with funds to be advanced to the project on a month-to-month basis, if and when required.
The function of the interim funding facility is to ensure that Ivanhoe Mines has the required financial resources to continue building the project without interruption, even if there is an unexpected delay in securing the project-finance package. The interim funding facility, if drawn upon, is intended to be refinanced with funds to be provided under the project-finance package.
Part of the project-finance package would be used to refinance any drawdowns under the interim funding facility if funds from the interim facility have been required. With project financing secured, total resources available to finance the Oyu Tolgoi Project, including foreseen expansions and associated investments, would be up to $6.5 billion.
Carrying out the development and exploration of the Oyu Tolgoi Project and the various other mineral properties in which Ivanhoe Mines holds interests depends upon Ivanhoe Mines’ ability to obtain financing through capital markets, sales of non-core assets or other means. Ivanhoe Mines expects to be able to meet its minimum obligations from its existing financial resources but these funds will not be sufficient to meet all anticipated development expenditure requirements. The terms of the Oyu Tolgoi Investment Agreement oblige Ivanhoe Mines to obtain, within two years of the agreement’s Effective Date, project financing sufficient to complete the development activities necessary to establish commercial production. Market volatility in precious and base metals may affect the terms upon which debt financing or equity financing is available. Ivanhoe Mines operates in a region of the world that is prone to economic and political upheaval and instability, which may make it more difficult for Ivanhoe Mines to obtain debt financing from project lenders. Failure to obtain additional financing on a timely basis may cause Ivanhoe Mines to postpone its development plans, forfeit rights in some or all of its properties or joint ventures, reduce or terminate some or all of its operations or force Ivanhoe Mines to raise funds from alternative sources on less favourable terms.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Financial instruments
The estimated fair value of Ivanhoe Mines’ financial instruments was as follows:

	March 31		December 31,
	2011		2010
	Carrying	Fair	Carrying	Fair
(Stated in $000’s of dollars)	Amount	Value	Amount	Value

Financial Assets
Held-for-trading
Short-term investments	38,146	38,146	98,373	98,373
Long-term investments	6,473	6,473	10,235	10,235
Other long-term investments	91,017	91,017	74,936	74,936
Available-for-sale
Long-term investments	156,931	156,931	103,431	103,431
Other long-term investments	119,634	119,634	116,880	116,880
Cost method
Long-term investments	17,162	17,162	20,534	20,534
Loans and receivables
Accounts receivable	59,975	59,975	65,741	65,741

Investments in companies subject to significant influence
Long-term investments	22,349	156,140	16,991	145,981

Financial Liabilities
Accounts payable and accrued liabilities	266,169	266,169	260,528	260,528
Amounts due under credit facilities	60,778	60,778	54,695	54,695
CIC convertible credit facility debt host contract and interest payable	100,653	100,653	99,719	99,719

Derivatives
Rights offering derivative liability	—	—	766,238	766,238
CIC convertible credit facility embedded derivative liability	191,658	191,658	154,877	154,877
The fair value of Ivanhoe Mines’ long-term investments was determined by reference to published market quotations, which may not be reflective of future values.
The fair value of Ivanhoe Mines’ other long-term investments, consisting of the Long-Term Notes, the Mongolian Treasury Bill and tax prepayment and long-term Money Market instruments, was determined by considering the best available data regarding market conditions for such investments, which may not be reflective of future values.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
The fair value of the rights offering derivative liability was determined by reference to published market quotations, which may not be reflective of future value.
The fair value of the CIC convertible debenture was estimated to approximate the aggregate carrying amount of the CIC convertible credit facility liability and interest payable. This aggregate carrying amount includes the estimated fair value of the embedded derivative liability, which was determined using a Monte Carlo simulation valuation model.
The fair values of Ivanhoe Mines’ remaining financial instruments were estimated to approximate their carrying values, due primarily to the immediate or short-term maturity of these financial instruments.
The consolidated statements of operations include the following amounts of unrealized gains (losses) from fair value adjustments to financial instruments:

	Quarter Ended
	March 31,
(Stated in $000’s of dollars)	2011	2010
Unrealized losses on long-term investments	$(3,762)	$(703)

Unrealized gains on other long-term investments	388	720

Change in fair value of derivative	(432,536)	—

Change in fair value of embedded derivatives	(36,781)	(1,372)
The consolidated statement of accumulated other comprehensive income includes the following amounts of unrealized gains (losses) from fair value adjustments to financial instruments:

	Quarter
	March 31,
(Stated in $000’s of dollars)	2011	2010
Changes in fair value of long-term investments	$53,008	$3,896

Changes in fair value of other long-term investments	1,820	1,085
Ivanhoe Mines is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Mongolia and Australia. Ivanhoe Mines does not mitigate the balance of this risk in light of the credit worthiness of its major debtors.
Ivanhoe Mines is exposed to interest-rate risk with respect to the variable rates of interest incurred on the amounts due under credit facilities. Interest-rate risk is concentrated in Canada. Ivanhoe Mines does not mitigate the balance of this risk.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
SHARE CAPITAL
At May 13, 2011, the Company had a total of:
•	655.0 million common shares outstanding.
•
20.2 million incentive stock options outstanding, with a weighted average exercise price of C$11.92 per share. Each option is exercisable to purchase a common share of the Company at prices ranging from C$2.82 to C$27.83 per share.

•
14.1 million Series B Warrants outstanding granted to Rio Tinto. The warrants are determined by the date on which an approved Investment Agreement is reached. The warrant determination date within the warrant terms presented below is the earlier of the date on which an approved Investment Agreement is reached or October 27, 2009.

The 14.1 million Series B Warrants are non-transferable. Each warrant entitles Rio Tinto to purchase one common share of the Company at a price of:

(i)	$8.37 during the period commencing 366 days after the warrant determination date and ending 545 days after the warrant determination date; and

(ii)	$8.51 during the period commencing 546 days after the warrant determination date and ending 725 days after the warrant determination date.
•	40.2 million Series C Warrants outstanding granted to Rio Tinto with an exercise price of $9.43 per share which are exercisable until October 24, 2012.
•
0.8 million Type B, Series 1 Warrants outstanding with an exercise price of C$2.97 per share. These warrants were granted to Rio Tinto under certain anti-dilution provisions in the 2006 private-placement agreement and have lives identical to the Series B warrants.

Rio Tinto, as part of the Heads of Agreement, committed to complete the exercise of its remaining Series B Warrants by their scheduled October 2011 expiry. In addition, Rio Tinto committed to exercise its entire allotment of Series C Warrants, progressively as required, by January 2012.
OUTLOOK
The information below is in addition to disclosures already contained in this report regarding the Company’s operations and activities.
Ivanhoe Mines’ financial performance and its ability to advance its future operations and development plans are heavily dependent on availability of funding, base and precious metal prices, coal prices and foreign exchange rates. Volatility in these markets continues to be unusually high. Accordingly, given the high volatility of commodity prices, it is difficult to forecast commodity prices or customer demand for Ivanhoe Mines’ products.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Commodity prices and 2011 production
Commodity prices are a key driver of Ivanhoe Mines’ future earnings and current prices are well above historic averages. Although Ivanhoe Mines is concerned about current global economic conditions, particularly in the United States and Europe, it believes that, over the longer term, as China and India continue to industrialize, those two economies will continue to be major positive factors in the future demand Ivanhoe Mines’ commodities. Ivanhoe Mines believes that the long-term price environment for the products that it produces and sells remains favourable.
Copper prices are currently trading approximately 27% higher than 2010 average prices. Partly offsetting the higher commodity prices is a stronger Mongolian Tugrik, which to date in 2011 is averaging approximately MNT1,239 against the US dollar compared with MNT1,356 against the US dollar in 2010.
It is difficult to reliably forecast commodity prices and customer demand for Ivanhoe Mines’ products; however, Ivanhoe Mines’ sales and marketing efforts continue to provide positive results. For Q2’11, SouthGobi expects to continue to sell coal through two sales channels, including mine gate and also direct delivery inside China. Another three new customers have been added including a major regional steel producer. Contracted prices for individual coal products for Q2’11 are generally between 15% and 20% higher than for Q1’11. However, SouthGobi anticipates the overall average realized sales price in Q2’11 to be similar to the $50 per tonne achieved in Q1’11 due to a higher proportion of the lower value raw higher ash coal in the sales mix.
Capital expenditures
Ivanhoe Mines continues to review its capital spending in light of current market conditions.
In December 2010, Ivanhoe Mines announced that a $2.3 billion capital budget was approved for 2011 for what will be the peak year of construction activity on the first phase of the Oyu Tolgoi copper-gold project.
Approval of the budget by the Ivanhoe Mines Board of Directors followed earlier full approval of the 100,000-tonne-per-day project by the Ivanhoe Mines-Rio Tinto joint Technical Committee, which is overseeing the Oyu Tolgoi Project, and the board of Oyu Tolgoi LLC.
The 2011 project budget was approved after the Ivanhoe Mines and Oyu Tolgoi LLC boards and the joint Technical Committee reviewed current estimates of projected capital requirements through to project completion. The reviews included cash requirements from January 1, 2011, for the completion of the Southern Oyu open-pit mine; completion of the 100,000-tonne-per-day concentrator; and advancing construction on elements of the Hugo North underground mine, including the Shaft #2 headframe, sinking of Shaft #2, completion of final design and ongoing development of the underground mine.
Total capital required for phase one from January 1, 2011, to the start of commissioning of the ore processing plant is projected to be $3.5 billion. This includes approximately $2.9 billion to complete construction of the Southern Oyu open-pit mine, processing plant and essential infrastructure, including electrical power, water, roads, a paved airport runway and Mongolian-designed passenger terminal; it also includes taxes and continued underground development of the phase-two Hugo North mine.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Capital required from January 1, 2011, through to completion of the phase-one, 100,000-tonne-per-day project and the commencement of commercial production is expected to total approximately $4.5 billion.
The 2011-2013 estimate also includes a total of $1 billion that has been allocated to cover: 1) value-added tax payments to the Mongolian government ($377 million); 2) customs duties and other taxes ($104 million); 3) contingency allowances ($403 million); and 4) escalation allowances ($159 million). Individual contracts and sub-contracts also have built-in contingency and escalation allowances.
Corporate development activities
The Company, through its Office of the Chairman, is assessing potential strategic initiatives and directing any necessary negotiations to create and enhance value for shareholders. This could include and is not limited to initiatives related to the Company’s subsidiary interests.
The Company has provided Rio Tinto with an ability to acquire up to 49% of the outstanding shares of Ivanhoe Mines until the expiry of the standstill limitation on January 18, 2012. In addition, the Company has implemented a Shareholders’ Rights Plan that seeks to ensure that all shareholders are treated fairly in any transaction involving a change in control of Ivanhoe Mines and that all shareholders have an equal opportunity to participate in the benefits of a take-over bid. Unless re-confirmed by shareholders at the 2013 annual general meeting, the Plan will terminate upon the conclusion of that meeting.
Other information
The Company is actively involved in advancing several other projects. These activities are ongoing in 2011, with a focus on subsidiary SouthGobi and its mining of coal; subsidiary Ivanhoe Australia and its integration of the Osborne Complex, its activities on its Cloncurry tenements and its Tennant Creek joint-venture; and Altynalmas Gold and its drilling program at the Kyzyl Gold Project. SouthGobi has sufficient funds to advance their operations and development plans for 2011. Ivanhoe Australia believes that its existing funds should be sufficient to fund its minimum obligations however it may need additional funds, or may seek to develop opportunities that will require it to raise additional capital from equity or debt sources in the future. Ivanhoe Mines owns 50% of Altynalmas Gold, which is reviewing its operating plans to determine the amount of funding that it will require from its shareholders.
Exchange Rates
The sale of Ivanhoe Mines’ coal products are denominated in US dollars, while a significant portion of its expenses are incurred in local currencies. Foreign exchange fluctuations can have a significant effect on its operating margins, unless such fluctuations are offset by related changes to commodity prices.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Ivanhoe Mines holds a portion of its cash resources in currencies other than the US$. Ivanhoe Mines expects to incur future expenditures in currencies other than the US$, most notably in Canadian and Australian dollars. As a result, exchange gains and losses from holding Canadian and Australian dollars primarily are unrealized and are expected to continue to fluctuate significantly given the recent volatility in foreign exchange rates.
OFF-BALANCE-SHEET ARRANGEMENTS
During the three months ended March 31, 2011, Ivanhoe Mines was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.
CONTRACTUAL OBLIGATIONS
As at March 31, 2011, there were no significant changes in Ivanhoe Mines contractual obligations and commercial commitments from those disclosed in its MD&A for the year ended December 31, 2010.
CHANGES IN ACCOUNTING POLICIES
In January 2010, the Financial Accounting Standards Board Accounting Standards Codification (ASC) guidance for fair value measurements and disclosures was updated to require additional disclosures related to transfers in and out of level 1 and 2 fair value measurements and enhanced detail in the level 3 reconciliation. The updated guidance clarified the level of disaggregation required for assets and liabilities and the disclosures required for inputs and valuation techniques to be used to measure the fair value of assets and liabilities that fall in either level 2 or level 3. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2010, except for the level 3 disaggregation which is effective for the Company’s fiscal year beginning January 1, 2011. The adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.
In December 2010, the ASC guidance for business combinations was updated to clarify existing guidance requiring a public entity to disclose pro forma revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual period only. The update also expands the supplemental pro forma disclosures required to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2011. The adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
CRITICAL ACCOUNTING ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires the Company to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.
The Company’s significant accounting policies and the estimates derived therefrom identified as being critical are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2010.
RECENT ACCOUNTING PRONOUNCEMENTS
There were no recently issued United States accounting pronouncements other than those the Company previously disclosed in it MD&A for the year ended December 31, 2010 or those already adopted in 2011 and disclosed under “Changes in Accounting Policies”.
INTERNATIONAL FINANCIAL REPORTING STANDARDS
Ivanhoe Mines has been monitoring the deliberations and progress being made by accounting standard-setting bodies and securities regulators in Canada and the United States on their plans regarding convergence to International Financial Reporting Standards (IFRS). Ivanhoe Mines is a ‘domestic’ issuer under Canadian securities law and a ‘foreign private issuer’ under US Securities and Exchange Commission (SEC) regulations. Ivanhoe Mines files its financial statements with Canadian and US securities regulators in accordance with US GAAP, as permitted under current regulations. In 2008, the Accounting Standards Board in Canada and the Canadian Securities Administrators (CSA) confirmed that domestic issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011. On October 1, 2010, the CSA approved National Instrument 52-107, “Acceptable Accounting Principles and Auditing Standards” (NI 52-107) which permits Canadian public companies that are also SEC registrants the option to prepare their financial statements in accordance with US GAAP. Under NI 52-107 there will be no requirement to provide a reconciliation of the US GAAP financial statements to IFRS. Consequently, Ivanhoe Mines was not required to convert to IFRS effective January 1, 2011.
RISKS AND UNCERTAINTIES
Material risks and uncertainties affecting Ivanhoe Mines, their potential impact, and the Company’s principal risk-management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2010.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
RELATED-PARTY TRANSACTIONS
The following tables summarize transactions with related parties which were primarily incurred by Ivanhoe Mines on a cost-recovery basis with a company affiliated with Ivanhoe Mines, companies related by way of directors or shareholders in common or a legal firm which an officer of a subsidiary of the Company is a partner of. The tables summarize related party transactions by related party and by type:

	Quarter Ended March 31,
(Stated in $000’s of U.S. dollars)	2011	2010
Rio Tinto plc (a)	$11,055	$2,373
Global Mining Management Corporation (b)	2,659	2,759
Ivanhoe Capital Aviation LLC (c)	1,736	1,260
Fognani & Faught, PLLC (d)	3	—
Ivanhoe Capital Corporation (e)	64	74
Ivanhoe Capital Services Ltd. (f)	258	146

	$15,775	$6,612

	Quarter Ended March 31,
	2011	2010
Development and exploration	$11,055	$2,373
Salaries and benefits	2,204	2,245
Travel (including aircraft rental)	1,736	1,260
Office and administrative	777	734
Legal	3	—

	$15,775	$6,612

The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
Accounts receivable and accounts payable at March 31, 2011, included $1.0 million and $13.5 million, respectively (December 31, 2010 — $2.1 million and $8.7 million, respectively), which were due from/to a company affiliated with Ivanhoe Mines, companies related by way of directors or shareholders in common or a legal firm which an officer of a subsidiary of the Company is a partner of.

(a)
Rio Tinto owns 42.0% of Ivanhoe Mines. Rio Tinto provides services for the Oyu Tolgoi Project on a cost-recovery basis. At as March 31, 2011, $20.5 million (December 31, 2010 — $14.0 million) in payables to Rio Tinto have been classified as non-current. Payments of these amounts have been deferred until Ivanhoe Mines reaches certain production milestones at the Oyu Tolgoi Project.

In addition, Rio Tinto participated in the Ivanhoe Mines rights offering in Q1’11. This is detailed in the “Other Developments” section.

(b)
Global Mining Management Corporation (Global) is a private company based in Vancouver owned equally by seven companies, one of which is Ivanhoe Mines. Global has a director in common with the Company. Global provides administration, accounting and other office services to the Company on a cost-recovery basis.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)

(c)
Ivanhoe Capital Aviation LLC (Aviation) is a private company 100%-owned by the Company’s Founder and Chief Executive Officer. Aviation operates aircraft which are rented by the Company on a cost-recovery basis.

(d)	An officer of a subsidiary of the Company is associated with Fognani & Faught, PLLC, a legal firm that provides legal services to Ivanhoe Mines.

(e)
Ivanhoe Capital Corporation (ICC) is a private company 100%-owned by the Company’s Founder and Chief Executive Officer. ICC provides administration and other office services out of London, England on a cost-recovery basis.

(f)	Ivanhoe Capital Services Ltd. (ICS) is a private company 100%-owned by the Company’s Founder and Chief Executive Officer. ICS provides management services out of Singapore on a cost-recovery basis.
Ivanhoe Mines has a 50% interest in Altynalmas Gold. During Q1’11, Ivanhoe Mines recognized $0.8 million (Q1’10 — $2.9 million) in interest income on its shareholder loan balance with Altynalmas Gold.
The Company’s Founder and Chief Executive Officer has an interest in Ivanhoe Nickel and Platinum Ltd. (Ivanplats). During Q1’11, Ivanhoe Mines sold 1.4 million common shares of Ivanplats to an unrelated party for $14.0 million. As at March 31, 2011, Ivanhoe Mines held 8.9% of Ivanplats issued and outstanding shares.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the three months ended March 31, 2011, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
QUALIFIED PERSON
Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi Project was prepared under the supervision of Stephen Torr, P. Geo, an employee of Ivanhoe Mines and a “qualified person” as that term is defined in NI 43-101.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
CAUTIONARY STATEMENTS
LANGUAGE REGARDING RESERVES AND RESOURCES
Readers are advised that NI 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company resources and reserves, readers should refer to the Annual Information Form of the Company for the year ended December 31, 2010, and other continuous disclosure documents filed by the Company since January 1, 2011, at www.sedar.com.
NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES
This document, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Without limiting the foregoing, this document, including the documents incorporated by reference herein, uses the terms “measured”, “indicated” and “inferred” resources. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is a permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this document, or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this document have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
FORWARD-LOOKING STATEMENTS
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to: statements respecting anticipated business activities; planned expenditures; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; the schedule for carrying out and completing construction of the Oyu Tolgoi Project; the expansion of throughput capacity of the concentrator at the Oyu Tolgoi Project; the estimated commencement of pre-stripping of the Southern Oyu open pit deposits; the estimated delivery of the first ores from the Southern Oyu open pit to the concentrator; the estimated schedule to bring the Oyu Tolgoi Project into commercial production; statements related to the anticipated capital costs of the Oyu Tolgoi Project; the expected timing of production from the first lift of the Hugo North block-cave mine; possible expansion scenarios for the Oyu Tolgoi Project; the expected timing of construction of the electrical transmission power line from the Oyu Tolgoi Project to the Chinese border; the timing and outcome of discussions between the Mongolian and Chinese governments regarding importing electrical power from China; the development of alternative power generation arrangements relating to the Oyu Tolgoi Project if a timely agreement to secure electrical power from China is not secured by the Mongolian Government; the schedule of receipt of permits from the Mongolian Government relating to land use, permanent airport and roads; expected markets for concentrate produced at the Oyu Tolgoi Project; initial production estimates; the commencement of construction of the water pipeline and paved road to the Oyu Tolgoi Project; the Oyu Tolgoi Project’s anticipated yearly production of copper and gold; the ability of Ivanhoe Mines to arrange acceptable financing commitments for the Oyu Tolgoi Project and the timing of such commitments; implementation of the Oyu Tolgoi Project’s training and development strategy; statements concerning mineralization potential at Ulaan Khud North; target milling rates, mining plans and production forecasts for the coal mine at Ovoot Tolgoi, Mongolia; the schedule for carrying out and completing an expansion of the production capability of the Ovoot Tolgoi Coal Project; the elements of SouthGobi’s planned exploration program for 2011; anticipated outcomes with respect to the ongoing marketing of coal products from the Ovoot Tolgoi Coal Project; the anticipated timing of payback of capital invested in the Ovoot Tolgoi Coal Project; the statements concerning the timing of commencement of commercial operation and operating capacity of the Ceke to Linhe railway line; the statements concerning the timing of the expected completion of the Ovoot Tolgoi coal-handling facility at the end of 2011; the statements concerning SouthGobi’s expected coal sales and prices in Q2’11; the statements concerning the timing of the Merlin pre-feasibility study; the statements concerning the development and construction of the Merlin Project; the statements concerning the anticipated timing of the Mount Elliot scoping study and pre-feasibility study; the statements that Altynalmas Gold’s definitive feasibility study is expected to be completed in Q2’11 and that it will commence construction during 2011 on a roasting plant to process refractory ore; planned drilling on the Bakrychik Mining Lease and the surrounding exploration licence; statements respecting future equity investments in Ivanhoe Mines by Rio Tinto; the impact of amendments to the laws of Mongolia and other countries in which Ivanhoe Mines carries on business, particularly with respect to taxation; statements concerning global economic expectations and future demand for commodities; and the anticipated timing, cost and outcome of plans to continue the development of non-core projects, and other statements that are not historical facts.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.
The MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Form 52-109F2

Certification of interim filings — full certificate
I, Robert M. Friedland, Chief Executive Officer of Ivanhoe Mines Ltd., certify the following:
1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Ivanhoe Mines Ltd. (the “issuer”) for the interim period ended March 31, 2011.
2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	ICFR — material weakness relating to design: N/A

5.3	Limitation on scope of design: N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2011 and ended on March 31, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: May 13, 2011

“Robert Friedland”
Robert M. Friedland
Chief Executive Officer
Ivanhoe Mines Ltd.

FORM 52-109F2
Certification of interim filings – full certificate
I, Tony Giardini, Chief Financial Officer of Ivanhoe Mines Ltd., certify the following:
1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Ivanhoe Mines Ltd. (the “issuer”) for the interim period ended March 31, 2011.
2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	ICFR — material weakness relating to design: N/A

5.3	Limitation on scope of design: N/A
6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2011 and ended on March 31, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: May 13, 2011

“Tony Giardini”
Tony Giardini
Chief Financial Officer
Ivanhoe Mines Ltd.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: May 13, 2011	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary